Filed pursuant to Rule 424(b)(5)

SEC File No. 333-122767

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 25, 2005)

$400,000,000

5.30% Senior Notes due 2015

This is an offering by XTO Energy Inc. of $400,000,000 of 5.30% Senior Notes due 2015. Interest is payable on June 30 and December 30 of each year beginning December 30, 2005. The notes will mature on June 30, 2015.

We may redeem all or part of the notes at any time at a price of 100% of their principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date. Redemption prices are set forth under “Description of the Notes—Redemption—Optional Redemption.”

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt and senior to any future subordinated unsecured debt that we may incur.

Investing in the notes involves risks. “ Risk Factors” begin on page S-9.

	Per Note	Total
Public Offering Price	99.683%	$398,732,000
Underwriting Discount	0.650%	$2,600,000
Proceeds, before expenses, to XTO Energy	99.033%	$396,132,000

Interest on the notes will accrue from April 13, 2005 to the date of delivery.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes on or about April 13, 2005, subject to conditions.

Joint Book-Running Managers

LEHMAN BROTHERS	BANC OF AMERICA SECURITIES LLC

BNP PARIBAS

CITIGROUP

JPMORGAN

UBS INVESTMENT BANK

CALYON SECURITIES (USA)

HARRIS NESBITT

JEFFERIES & COMPANY, INC.

SUNTRUST ROBINSON HUMPHREY

WACHOVIA SECURITIES

April 6, 2005

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures that would pertain if at some time in the future we were to sell debt securities, preferred stock, common stock or warrants. Accordingly, the accompanying prospectus contains data that do not apply to this offering.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLES OF CONTENTS

i

FORWARD-LOOKING STATEMENTS

Some statements made by us in this prospectus supplement and incorporated by reference from documents filed with the Securities and Exchange Commission, or SEC, are “forward-looking statements.” These prospective statements include projections related to:

•	production and cash flows;

•	number and location of planned wells;

•	completion of property acquisitions, including pending acquisitions described in this prospectus supplement;

•	sources of funds necessary to conduct operations and complete acquisitions;

•	acquisition, development and exploration budgets;

•	development costs;

•	anticipated dividend payments;

•	anticipated oil and natural gas price changes;

•	our hedging activities; and

•	establishing and selling interests in royalty trusts and publicly traded partnerships.

In determining these projections, we make numerous assumptions, including assumptions relating to:

•	the quality of our properties and underlying reserves;

•	our ability to replace reserves;

•	our oil and natural gas production and development expenditures;

•	our potential for growth;

•	the demand for oil and natural gas;

•	our sources of liquidity and bank credit availability;

•	the impact of production imbalances on liquidity;

•	drilling and operating risks;

•	the availability of tubular materials;

•	possible losses from pending or future litigation;

•	the likelihood of regulatory approval of our operations;

•	the impact of regulatory compliance;

•	the impact of losing an oil or natural gas purchaser; and

•	the impact of new rules promulgated by the Federal Energy Regulatory Commission.

Risks, uncertainties and other factors may cause our actual results to differ materially from anticipated results expressed or implied by these prospective statements. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus supplement or as of the date of the report or document in which they are contained, and we undertake no obligation to update that information. We urge you to carefully review and consider the disclosures made in this prospectus supplement, including the material in “Risk Factors” and our reports filed with the SEC and incorporated by reference herein that advise you of risks and factors that may affect our business.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It is not complete and may not contain all of the information that you consider important. We encourage you to read in their entireties the prospectus supplement, the accompanying prospectus and the documents to which we have referred you. Except as otherwise stated, references to “we,” “our” or “us” refer to XTO Energy Inc. and its subsidiaries. Estimates of proved oil and natural gas reserves at December 31, 2004, included or incorporated by reference in this prospectus supplement are based on reports of Miller and Lents, Ltd., an independent engineering firm. You will find definitions for oil and natural gas industry terms used throughout this prospectus supplement in “Glossary of Certain Oil and Natural Gas Terms.”

XTO Energy Inc.

XTO Energy Inc. is a leading independent energy company engaged in the acquisition, development, exploitation and exploration of producing oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. We have consistently increased proved reserves, production and cash flow since our inception in 1986 and believe that we are one of the most efficient domestic onshore operators in the industry. We have grown primarily through strategic acquisitions of producing properties, followed by aggressive development and exploration activities and acquisitions of additional interests in or near these properties. Our proved reserves are principally located in relatively long-lived fields with well-established production histories geographically diversified in several core, productive basins in Texas, New Mexico, Arkansas, Oklahoma, Kansas, Colorado, Wyoming, Utah, Alaska and Louisiana.

We fund our acquisition and development activities with cash flow from operations, our bank revolving credit facilities, public and private offerings of equity and debt securities and asset sales. We may reevaluate our budget and drilling programs based upon available capital, significant changes in oil and natural gas prices, costs of materials, drilling results and future acquisitions. Our ability to achieve production goals will depend on the success of drilling programs or, if property acquisitions are made in place of a portion of the drilling programs, the success of those acquisitions.

To help ensure sufficient cash flow for funding our program to increase production, we use commodity price hedging contracts. As of December 31, 2004, we have hedged 2005 natural gas production of 200 MMcf per day at $5.79 per Mcf. Through December 31, 2005, we also hedged production from the properties in the ExxonMobil and ChevronTexaco acquisitions effected in 2004 in the amount of 50 MMcf of natural gas per day at an average NYMEX price of $6.34 per Mcf, 10,000 Bbls of oil per day at an average NYMEX price of $35.91 per Bbl and 5,000 Bbls of oil per day at an average NYMEX price of $43.28 per Bbl. Prices realized for hedged production from our properties will be less than these NYMEX prices because of location, quality and other adjustments.

Recent Activities

During 2004 and the first quarter of 2005, we have concentrated our efforts on achieving substantial production growth. During 2004, we spent $1.9 billion to acquire producing oil and natural gas properties. The largest of these property acquisitions was from ChevronTexaco Corporation for $930 million, as adjusted for subsequent purchases under preferential rights and production sold from January 1, 2004.

Antero Resources Acquisition

On April 1, 2005, we acquired Antero Resources Corporation, which operates in the Barnett Shale in the Fort Worth Basin, for approximately $685 million consisting of $337.5 million cash, 13,333,333 shares of our common stock and warrants to purchase 2,000,000 additional shares at $27.00 per share. Our internal engineers estimate that we added proved reserves of 440 Bcf of natural gas as a result of the Antero acquisition, of which approximately 41% are proved developed. Current production from the acquired properties, which aggregate 66,000 net acres, is 65 MMcf per day. We will operate all of the properties. As a result of the transaction, we increased our 2005 capital budget to $850 million.

In connection with this acquisition, we also acquired approximately 80 miles of related pipeline and associated compression and processing facilities through the assumption of approximately $175 million in outstanding debt of Antero Resources. This gathering system and related facilities are located in Tarrant, Denton and Wise counties in Texas. We also assumed additional bank debt of $43 million incurred by Antero Resources prior to closing for ongoing development, leasing and infrastructure.

Property Trade with Conoco Phillips

At the end of March 2005, we traded nonoperated producing properties owned by us in the San Juan and Permian basins in Texas and New Mexico and in Alaska for producing properties owned by ConocoPhillips in the East Texas Freestone Trend, the San Juan Basin and the Permian Basin Goldsmith Field. The properties traded by us produce approximately 1,800 Bbls equivalent per day. We will operate the properties that we received in this exchange.

Eastern Region Property Acquisition

On April 1, 2005, we announced an agreement to purchase producing properties from Plains Exploration & Production Company for $350 million. The purchase will have an effective date of January 1, 2005. The properties are located in our core Eastern Region of East Texas and northwestern Louisiana. Our internal engineers estimate that these acquired properties will add proved reserves of 175 Bcfe, of which 75% are proved developed and 95% are attributable to natural gas. Initial production from the properties will be approximately 35 MMcf per day. As a result of this acquisition, we have increased our target for production growth in 2005 from 21-23% to 23-25%. We will operate approximately 60% of the value of the acquired properties. This transaction is expected to close by May 31, 2005, subject to customary closing conditions and adjustments. The final closing price will be reduced by net revenues after the effective date, estimated at $20 to $25 million.

Amended Bank Credit Facilities

On April 1, 2005, we entered into an amended and restated five-year senior revolving credit agreement with a syndicate of banks that provides for an initial commitment amount of $1.5 billion, which may be increased by us, subject to certain approvals, to a maximum of $2 billion. The new agreement amends and restates our existing five-year revolving credit agreement dated February 17, 2004. The new agreement also was modified to increase permitted encumbrances and investments. Up to $1 billion of the new facility is available for the issuance of standby letters of credit. We will use the facility to fund acquisitions, as a backup facility for possible future issuance of commercial paper and for general corporate purposes. As of April 1, 2005, we had outstanding borrowings of $840 million under the facility, incurred primarily in connection with the Antero Resources acquisition. The maturity date on the facility is April 1, 2010, with annual options to request successive one-year extensions.

On April 1, 2005, we entered into an amendment to our $300 million term loan credit agreement. The amendment conforms the covenants contained in the term loan to the covenants contained in our revolving credit agreement, which was amended and restated as of the same date.

Business Strategy

The primary components of our business strategy are:

•	acquiring long-lived, operated oil and natural gas properties, including undeveloped leases;

•	increasing production and reserves through aggressive management of operations and through development, exploitation and exploration activities;

•	hedging a portion of our production to stabilize cash flow and protect the economic return on development projects and acquisitions; and

•	retaining management and technical staff that have substantial experience in our core areas.

Our Property Base

We focus our acquisition and development activities in several prolific basins in the United States. Our proved reserves are principally located in fields with relatively long producing lives and well-established production histories concentrated in the following areas:

•	Eastern Region, including the East Texas Basin and northwestern Louisiana;

•	Barnett Shale of North Texas;

•	San Juan and Raton basins of northern New Mexico and southern Colorado;

•	Arkoma Basin of Arkansas and Oklahoma;

•	Permian Basin of West Texas and southeastern New Mexico;

•	Hugoton Field of Oklahoma and Kansas;

•	Anadarko Basin of Oklahoma;

•	Green River and Powder River basins of Wyoming;

•	Uinta Basin of Utah;

•	Middle Ground Shoal Field of Alaska’s Cook Inlet; and

•	South Texas Region.

We operate gas gathering systems and related facilities in several of our natural gas-producing regions, and we also operate gas processing plants in East Texas, the Hugoton Field and the Cotton Valley Field of Louisiana. We gather, process and treat natural gas only in our producing areas and believe that these operations add value to our natural gas production and sales operation.

Reserves and Production

Our estimated proved reserves at December 31, 2004 were 5.860 Tcfe, consisting of 4.715 Tcf of natural gas, 38.5 million Bbls of natural gas liquids and 152.5 million Bbls of oil, based on December 31, 2004 prices of $5.69 per Mcf for natural gas, $28.24 per Bbl for natural gas liquids and $41.03 per Bbl for oil. On an Mcfe basis, 72.3% of December 31, 2004 proved reserves were proved developed reserves. We increased proved reserves during 2004 primarily due to acquisitions and development and exploitation activities, partially offset by production. Our average daily production for 2004 was 834,572 Mcf of natural gas, 7,484 Bbls of natural gas liquids and 22,696 Bbls of oil.

We have achieved substantial growth in proved reserves and production during the past five years. The following table shows year-end proved reserves and average daily production for each year from 2000 through 2004.

	Year Ended December 31
	2000	2001	2002	2003	2004
Proved reserves:
(in thousands)
Natural gas (Mcf)	1,769,683	2,235,478	2,881,181	3,644,239	4,714,503
Natural gas liquids (Bbls)	22,012	20,299	25,433	34,678	38,456
Oil (Bbls)	58,445	54,049	56,349	55,431	152,506
Mcfe	2,252,425	2,681,566	3,371,873	4,184,893	5,860,275

Average daily production:
Natural gas (Mcf)	343,871	416,927	513,925	668,436	834,572
Natural gas liquids (Bbls)	4,430	4,385	5,068	6,463	7,484
Oil (Bbls)	12,941	13,637	13,033	12,943	22,696
Mcfe	448,098	525,062	622,532	784,877	1,015,654

Headquarters

XTO Energy is a Delaware corporation. Our principal executive offices are located at 810 Houston Street, Fort Worth, Texas, 76102, and our telephone number is (817) 885-2800.

The Notes Offering

Issuer	XTO Energy Inc.

Securities	$400,000,000 aggregate principal amount of 5.30% Senior Notes due 2015.

Maturity Date	June 30, 2015.

Interest Rate	The notes will bear interest at a rate per annum of 5.30% from April 13, 2005.

Interest Payment Dates	We will pay interest on the notes in arrears each June 30 and December 30 beginning December 30, 2005.

Mandatory Redemption	We will not be required to make mandatory redemption or sinking fund payments on the notes.

Optional Redemption

We may redeem the notes, in whole or in part, at any time at a price equal to 100% of the principal amount plus accrued and unpaid interest to the date of redemption, plus a make-whole premium as described under “Description of the Notes—Redemption—Optional Redemption” on page S-25.

Ranking

The notes will be our general unsecured obligations. The notes will rank equal in right of payment with all existing and future senior debt. The notes will be senior in right of payment to any subordinated debt that we may incur. We do not currently have any secured debt outstanding. See “Description of the Notes—Ranking” on page S-25.

Certain Covenants	The indenture governing the notes will limit our ability and the ability of our subsidiaries to, among other things:

•	create liens without equally and ratably securing the notes; and

•	engage in certain sale/leaseback transactions.

It will also limit our ability to engage in mergers, consolidations and certain sales of assets.

These covenants are subject to important exceptions and qualifications, as described under “Description of the Notes—Certain Covenants” beginning on page S-26.

Use of Proceeds

We will use the net proceeds from this offering to repay borrowings under our bank revolving credit facility that were incurred primarily to finance the purchase of our recent acquisitions. See “Use of Proceeds” on page S-18.

Summary Historical Financial, Operating and Other Data

The following tables show summary financial and operating data for each of the three years in the period ended December 31, 2004. Significant producing property acquisitions in each period affect the comparability of financial and operating data. All weighted average shares and per share data have been adjusted for the four-for-three stock split effected March 2003, the five-for-four stock split effected March 2004 and the four-for-three stock split effected March 2005. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our Annual Report on Form 10-K for the year ended December 31, 2004.

	Year Ended December 31
	2002		2003		2004
Financial Data	(in thousands except per share data)
Consolidated Income Statement Data
Revenues
Gas and natural gas liquids	$681,147		$1,040,370		$1,613,135
Oil and condensate	115,324		135,058		318,800
Gas gathering, processing and marketing	11,622		12,982		18,380
Other	2,070		1,145		(2,714)

Total Revenues	$810,163		$1,189,555		$1,947,601

Net income	$186,059	(a)	$288,279	(b)	$507,882 (c)

Per common share
Basic	$0.67		$0.96	(d)	$1.53

Diluted	$0.66		$0.95	(d)	$1.51

Weighted average common shares outstanding	277,834		299,665		332,907

Cash dividends declared per common share	$0.018		$0.024	(e)	$0.090

Consolidated Statement of Cash Flows Data
Cash provided (used) by:
Operating activities	$490,842		$794,181		$1,216,892
Investing activities	$(736,817)		$(1,135,234)		$(2,518,261)
Financing activities	$254,119		$333,094		$1,304,074
Consolidated Balance Sheet Data
Property and equipment, net	$2,370,965		$3,312,067		$5,624,378
Total assets	$2,648,193		$3,611,134		$6,110,372
Long-term debt	$1,118,170		$1,252,000		$2,042,732
Stockholders’ equity	$907,786		$1,465,642		$2,599,373

(a)	Includes pre-tax effects of a derivative fair value gain of $2.6 million, gain on settlement with Enron Corporation of $2.1 million, non-cash incentive compensation of $27 million and an $8.5 million loss on extinguishment of debt.
(b)	Includes pre-tax effects of a derivative fair value loss of $10.2 million, a non-cash contingency gain of $1.7 million, non-cash incentive compensation of $53.1 million, a $9.6 million loss on extinguishment of debt, a $16.2 million non-cash gain on the distribution of Cross Timbers Royalty Trust units, and a $1.8 million after-tax gain on adoption of the accounting standard for asset retirement obligation.
(c)	Includes pre-tax effects of a derivative fair value loss of $11.9 million, stock-based incentive compensation of $89.5 million (of which $67.2 million is non-cash) and special bonuses totaling $11.7 million related to the ChevronTexaco and ExxonMobil acquisitions.
(d)	Before cumulative effect of accounting change, earnings per share were $0.95 basic and $0.94 diluted.
(e)	Excludes the September 2003 distribution of all Cross Timbers Royalty Trust units owned by us as a dividend to our stockholders. The distributed units had a market value of approximately $0.09 per common share.

	Year Ended December 31
	2002	2003	2004
	(in thousands except production, per unit data and ratios)
Operating Data
Average daily production:
Gas (Mcf)	513,925	668,436	834,572
Natural gas liquids (Bbls)	5,068	6,463	7,484
Oil (Bbls)	13,033	12,943	22,696
Mcfe	622,532	784,877	1,015,654
Average sales price:
Gas (per Mcf)	$3.49	$4.07	$5.04
Natural gas liquids (per Bbl)	$14.31	$19.99	$26.44
Oil (per Bbl)	$24.24	$28.59	$38.38

Production expense (per Mcfe)	$0.57	$0.58	$0.66
Taxes, transportation and other expense (per Mcfe)	$0.25	$0.37	$0.47

Proved reserves:
Gas (Mcf)	2,881,181	3,644,239	4,714,503
Natural gas liquids (Bbls)	25,433	34,678	38,456
Oil (Bbls)	56,349	55,431	152,506
Mcfe	3,371,873	4,184,893	5,860,275
Other Data
Ratio of earnings to fixed charges (a)	5.6x	6.9x	8.9x
EBITDA (b)	$545,249	$795,574	$1,326,432
Capital expenditures (c)	$736,966	$1,135,234	$2,543,526
Ratio of EBITDA to interest expense (c)	10.0x	12.4x	14.1x
Ratio of debt to EBITDA (c)	2.1x	1.6x	1.5x

(a)	For purposes of calculating this ratio, earnings are before income tax and fixed charges. Fixed charges include interest costs and the portion of rentals considered to be representative of the interest factor.

(b)	Defined as net income before interest expense, income taxes and depletion, depreciation and amortization. EBITDA is calculated as follows:

	Year Ended December 31
	2002	2003	2004
	(in thousands)
Net income	$186,059	$288,279	$507,882

Income tax:
As disclosed in consolidated income statement	100,690	158,009	317,738
Related to cumulative effect of accounting change	—	958	—

	100,690	158,967	317,738

Interest expense:
Net of interest income as disclosed in consolidated income statement	53,555	63,769	93,661
Interest income	836	553	402

	54,391	64,322	94,063

Depreciation, depletion and amortization	204,109	284,006	406,749

EBITDA	$545,249	$795,574	$1,326,432

Management believes that EBITDA is useful as a supplemental financial measurement to evaluate our business, and that trends in EBITDA may be interpreted in a similar manner to trends in cash flows and liquidity. We believe that it provides additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA is not a measure of financial

Footnote (b) continued on following page

performance under accounting principles generally accepted in the United States. Accordingly, it should not be considered as a substitute for net income, operating income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with accounting principles generally accepted in the United States. When evaluating EBITDA, investors should consider, among other factors, (1) increasing or decreasing trends in EBITDA, (2) whether EBITDA has remained at positive levels historically and (3) how EBITDA compares to levels of interest expense. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies. While we believe that EBITDA may provide additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to utilize our available funds for other purposes. EBITDA is reconciled to cash provided by operating activities as follows:

	Year Ended December 31
	2002	2003	2004
	(in thousands)
EBITDA	$545,249	$795,574	$1,326,432
Cash items excluded from EBITDA:
Current income tax	(322)	(294)	(45,066)
Interest expense	(54,391)	(64,322)	(94,063)

Non-cash components of net income:
Accretion of discount in asset retirement obligation	—	5,330	7,592
Non-cash incentive compensation	26,990	53,123	67,184
Non-cash derivative fair value loss	6,890	10,771	6,652
Cumulative effect of accounting change before tax	—	(2,736)	—
Loss on extinguishment of debt	8,528	9,601	—
Enron settlement—non-cash gain and revenue	(16,142)	—	—
Gain on distribution of royalty trust units	—	(16,216)	—
Other non-cash items	(3,084)	(386)	6,366
Changes in operating assets and liabilities	(22,876)	3,736	(58,205)

Cash provided by operating activities	$490,842	$794,181	$1,216,892

(c)	We believe that the amounts of our capital expenditures and the ratios provide additional measures of our liquidity as it relates to our ability to service our indebtedness.

RISK FACTORS

Our material risks are described below. In addition to the other information set forth elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, the following factors relating to XTO Energy and the notes should be considered carefully in deciding whether to purchase any of the notes.

Risks Related to Our Business

Oil and natural gas prices fluctuate due to a number of uncontrollable factors, and any decline will adversely affect our financial condition.

Our results of operations depend upon the prices we receive for our oil and natural gas. We sell most of our oil and natural gas at current market prices rather than through fixed-price contracts. Historically, the markets for oil and natural gas have been volatile and are likely to remain volatile in the future. The prices we receive depend upon factors beyond our control, which include:

•	political instability or armed conflict in oil-producing regions, such as current conditions in the Middle East, Nigeria and Venezuela;

•	weather conditions;

•	the supply of domestic and foreign oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels;

•	the level of consumer demand;

•	worldwide economic conditions;

•	the price and availability of alternative fuels;

•	domestic and foreign governmental regulations and taxes;

•	the proximity to and capacity of transportation facilities; and

•	the effect of worldwide energy conservation measures.

Government regulations, such as regulations of natural gas transportation and price controls, can affect product prices in the long term. These external factors and the volatile nature of the energy markets make it difficult to reliably estimate future prices of oil and natural gas.

Any decline in oil and natural gas prices adversely affects our financial condition. If the oil and gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned capital expenditures.

Our use of hedging arrangements could result in financial losses or reduce our income.

To reduce our exposure to fluctuations in oil and natural gas prices, we have entered into and expect in the future to enter into hedging arrangements for a portion of our oil and natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	the counterparty to the hedging contract defaults on its contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in oil and natural gas prices.

We have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We make, and will continue to make, substantial capital expenditures for the acquisition, development, production, exploration and abandonment of our oil and natural gas reserves. We intend to finance our capital expenditures primarily through cash flow from operations, bank borrowings and public and private equity and debt offerings. Lower oil and natural gas prices, however, would reduce our cash flow and our access to the capital markets. Costs of exploration and development were $356.3 million in 2002, $462.1 million in 2003 and $587.1 million in 2004. During 2004, we spent $1.9 billion on producing property acquisitions. Our exploration and development budget for 2005 is $850 million.

We believe that, after debt service, we will have sufficient cash from operating activities to finance our exploration and development expenses through 2005. If revenues decrease, however, and we are unable to obtain additional debt or equity financing, we may lack the capital necessary to replace our reserves or to maintain production at current levels.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we have.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial, technological and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

The failure to replace our reserves could adversely affect our financial condition.

Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when oil and natural gas are produced unless we continue to conduct successful exploitation or development activities or acquire properties containing proved reserves, or both. We may not be able to economically find, develop or acquire additional reserves. Furthermore, while our revenues may increase if oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions could cause the quantities and net present value of our reserves to be overstated.

Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of our reserves to be overstated.

To prepare estimates of economically recoverable oil and natural gas reserves and future net cash flows, we analyze many variable factors, such as historical production from the area compared with production rates from other producing areas. We also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also involves economic assumptions relating to commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs. Actual results most likely will vary from our estimates. Any significant variance could reduce the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus supplement and the accompanying prospectus.

You should not assume that the present value of future net cash flows from our proved reserves referred to or incorporated by reference in this prospectus supplement and the accompanying prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual current and future prices and costs may differ materially from those used in the earlier net present value estimate, and as a result, net present value estimates using current prices and costs may be significantly less than the earlier estimate which is provided in this prospectus supplement and the accompanying prospectus.

Our reserve estimates for the Antero Resources acquisition and pending acquisitions have not been reviewed by independent petroleum engineers.

Our estimate of proved reserves attributed to the Antero Resources acquisition and pending acquisitions have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria in compliance with SEC rules. Furthermore, our internal reserve estimates for these acquisitions are based upon data made available to us by the sellers, which may not be as complete as data available on properties we have owned and operated. In addition, oil and natural gas pricing can affect estimates of quantities of proved reserves due to the impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different from our internal estimates.

Property acquisitions are a component of our growth strategy, and our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

Our business strategy has emphasized growth through strategic acquisitions, but we may not be able to continue to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. Our financial position and results of operations may fluctuate significantly from period to period, based on whether significant acquisitions are completed in particular periods.

Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of producing properties, and we expect acquisitions will continue to contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, exploration potential, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties, which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not allow us to become sufficiently familiar with the properties, and we do not always discover structural, subsurface and environmental problems that may exist or arise. Our review prior to signing a definitive purchase agreement may be even more limited.

We generally are not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities, on acquisitions. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. If material breaches are discovered by us prior to closing, we could require adjustments to the purchase price, or, if the claims are significant, we or the seller may have a right to terminate the agreement. We could also fail to discover breaches or defects prior to closing and incur significant unknown liabilities, including environmental liabilities, or experience losses due to title defects, for which we would have limited or no contractual remedies or insurance coverage.

There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention, and costs of increased scope, geographic diversity and complexity of our operations.

Increasing our reserve base through acquisitions is an important part of our business strategy. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in our incurring unanticipated expenses and losses. In addition, we may have to assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

Drilling oil and natural gas wells is a high-risk activity and subjects us to a variety of factors that we cannot control.

Drilling oil and natural gas wells, including development wells, involves numerous risks, including the risk that we may not encounter commercially productive oil and natural gas reservoirs. We may not recover all or any portion of our investment in new wells. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause our drilling activities to be unsuccessful and result in a total loss of our investment. In addition, we often are uncertain as to the future cost or timing of drilling, completing and operating wells. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements, which may increase our costs or restrict our activities; and

•	costs of, or shortages or delays in the availability of, drilling rigs, tubular materials and equipment.

The marketability of our production is dependent upon transportation and processing facilities over which we may have no control.

The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may be temporarily unavailable due to market conditions or mechanical reasons, or may not be available to us in the future. For example, during recent quarters of 2004, we experienced temporary curtailments of our natural gas production in the San Juan Basin and in East Texas due to infrastructure limitations and plant closings for maintenance reasons.

We are subject to complex federal, state and local laws and regulations that could adversely affect our business.

Extensive federal, state and local regulation of the oil and gas industry significantly affects our operations. In particular, our oil and natural gas exploration, development and production, and our storage and transportation of liquid hydrocarbons, are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities. These regulations may become more demanding in the future. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	environmental protection;

•	reports concerning operations; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge of hazardous materials;

•	reclamation costs;

•	remediation and clean-up costs; and

•	other environmental damages.

Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Further, these laws and regulations could change in ways that substantially increase our costs. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could make it more expensive for us to conduct our business or cause us to limit or curtail some of our operations.

We currently own, lease or expect to acquire, and have in the past owned or leased, numerous properties that have been used for the exploration and production of oil and natural gas for many years. Although we have used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed or released on or under the properties owned or leased by us or on or under other locations where such wastes were taken for disposal. In addition, petroleum hydrocarbons or wastes may have been disposed or released by prior operators of properties that we are acquiring as well as by current third party operators of properties in which we have an ownership interest. Properties impacted by any such disposal or release could be subject to costly and stringent investigatory or remedial requirements under environmental laws, some of which impose strict joint and several liability without regard to fault or the legality of the original conduct. These laws include the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as “CERCLA” or the “Superfund” law, the federal Resource Conservation and Recovery Act and analogous state laws. Under these laws and any implementing regulations, we could be required to remediate contaminated properties and take actions to compensate for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury or property damages allegedly caused by the release of petroleum hydrocarbons or wastes into the environment. We currently do not expect any remedial obligations imposed under environmental laws to have a significant effect on our operations.

Our operations in the coastal waters of Cook Inlet of Alaska are subject to the federal Oil Pollution Act, which imposes a variety of requirements related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. The Oil Pollution Act imposes strict joint and several liability on responsible parties for oil removal costs and a variety of public and private damages, including natural resource damages. Liability limits for offshore facilities require a responsible party to pay all removal costs, plus up to $75 million in other damages. These liability limits do not apply, however, if the spill was caused by gross negligence or willful misconduct of the party, if the spill resulted from violation of a federal safety, construction or operation regulation, or if the party failed to report the spill or cooperate fully in any resulting cleanup. The Oil Pollution Act also requires a responsible party at an offshore facility to submit proof of its financial ability to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. We believe that our operations are in substantial compliance with Oil Pollution Act requirements.

Our Alaska operations are also subject to the regulation of the State of Alaska’s Department of Environmental Conservation. On March 31, 2005, the Department’s Division of Air Quality issued us a Notice of Violation regarding nitrogen oxide emissions from one of our cranes that exceed the limitations of our operational permit. We are currently in the initial investigatory phase of this matter and, although the liability could potentially exceed $100,000, we do not anticipate a material penalty.

The Department of Transportation, through the Office of Pipeline Safety and Research and Special Programs Administration, has implemented a series of rules requiring operators of natural gas and hazardous liquid pipelines to develop integrity management plans for pipelines that, in the event of a failure, could impact certain high consequence areas. These rules also require operators to conduct baseline integrity assessments of all applicable pipeline segments located in the high consequence areas. We are currently in the process of identifying all of our pipeline segments that may be subject to these rules and are developing integrity management plans for all covered pipeline segments. We do not expect to incur significant costs in achieving compliance with these rules.

Our business involves many operating risks that may result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	explosions;

•	pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;

•	weather;

•	failure of oilfield drilling and service tools;

•	changes in underground pressure in a formation that causes the surface to collapse or crater;

•	pipeline ruptures or cement failures; and

•	environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases.

Any of these risks can cause substantial losses resulting from:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We do not insure against the loss of oil or natural gas reserves as a result of operating hazards or insure against business interruption. Losses could occur from uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

Terrorist activities and military and other actions could adversely affect our business.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. These conditions caused instability in world financial markets and generated global economic instability. The continued threat of terrorism and the impact of military and other action, including U.S. military operations in Afghanistan and Iraq, will likely lead to continued volatility in crude oil and natural gas prices and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating in the United States. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.

The loss of key personnel could adversely affect our business.

We depend to a large extent on the efforts and continued employment of Bob R. Simpson, our Chairman and Chief Executive Officer, and other key personnel. The loss of the services of Mr. Simpson or other key personnel could adversely affect our business, and we do not maintain key man insurance on the lives of any of these persons. Our drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced geologists, engineers and other professionals. Competition for experienced geologists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

We have limited control over the activities on properties we do not operate.

Other companies operate some of the properties in which we have an interest. We have limited ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund for their operation. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of our targeted returns or lead to unexpected future costs.

Risks Related to the Notes

Our leverage and debt service obligations may adversely affect our cash flow and our ability to make payments on the notes.

We had total debt of $2.04 billion and stockholders’ equity of $2.60 billion as of December 31, 2004. Our debt levels could have several potential consequences, including:

•	it may be more difficult for us to satisfy our obligations on the notes;

•	we may have difficulties in the future borrowing money for acquisitions, meeting operating expenses or other purposes;

•	the amount of our interest expense may increase if interest rates increase on our variable rate borrowings that are not subject to interest rate protection hedges;

•	we will need to use a portion of the income we earn to pay principal and interest on our debt, which will reduce the amount we have to finance our operations and other business activities;

•	we may be more vulnerable to economic downturns and adverse developments in our industry; and

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. Our earnings may not be sufficient to allow us to pay the principal and interest on our debt, including the notes, and to meet our other obligations. If we do not have sufficient cash resources, we may be required to refinance all or part of our existing debt, including the notes, sell assets, borrow more money or raise equity. We may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all. Further, failing to comply with the financial and other restrictive covenants in our indebtedness could result in an event of default under the indebtedness, which could adversely affect our business, financial condition and results of operations.

In addition to our current indebtedness, we may incur substantially more debt. This could increase the risks described above.

Together with our subsidiaries, we may incur substantially more debt in the future. Neither the indenture governing the notes nor the indentures for our other outstanding issues of senior notes restrict our ability to incur additional indebtedness. As of April 1, 2005, we had approximately $660 million of additional borrowing capacity under our bank revolving credit facility, subject to specific requirements, including compliance with financial covenants. To the extent new debt is added to our current debt levels, the risks described above could substantially increase.

Any failure to meet our debt obligations could harm our business, financial condition and results of operations.

If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms and would result in an increase in the interest rates applicable under our credit facilities. Our cash flow and capital resources may be insufficient to pay interest and principal on our debt in the future, including payments on the notes. If that should occur, our capital raising or debt restructuring measures may be unsuccessful or inadequate to meet our scheduled debt service obligations, which could cause us to default on our obligations and further impair our liquidity.

We are subject to restrictive debt covenants, and our failure to comply with the debt covenants could result in an event of default under our bank credit facilities and existing senior notes indentures and may limit our ability to repay in full our indebtedness, including the notes.

Our bank credit facilities contain covenants that are more restrictive to us than those contained in the indenture governing the notes, and our bank credit facilities require us to maintain a specified financial ratio. See “Description of Other Indebtedness” beginning on page S-22. Our ability to meet those financial covenants or the ratio can be affected by events beyond our control, and we may not meet them. A breach of any of these covenants or the ratio could result in an event of default under our bank credit facilities or senior notes indentures, which would permit the bank lenders and the trustee of the outstanding senior notes indentures to declare immediately payable all outstanding interest and principal under the bank credit facilities and those senior notes. Our assets might not be sufficient to repay in full all of our indebtedness, including the notes.

The notes have no established trading market or history.

The notes will constitute a new class of securities with no established trading market. Although the underwriters have indicated that they intend to make a market in the notes, they are not obligated to do so and any of their market-making activities may be terminated or limited at any time. In addition, we do not intend to apply for a listing of the notes on any securities exchange or interdealer quotation system. As a result, there can be no assurance as to the liquidity of markets that may develop for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects.

USE OF PROCEEDS

We estimate the net proceeds from the offering will be approximately $395.5 million, after deducting underwriting discounts and estimated expenses of the offering. We intend to apply all of the net proceeds from the offering to reduce borrowings outstanding under our bank revolving credit facility. The bank borrowings under our bank revolving credit facility were incurred primarily to finance the purchase of our recent acquisitions. As of April 1, 2005, borrowings under our bank revolving credit facility totaled $840 million with a weighted average interest rate of 3.55%.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004:

•	on an actual basis;

•	as adjusted to give effect to the consummation of the Antero Resources acquisition; and

•	as further adjusted to give effect to the consummation of the Antero Resources acquisition and the sale of the notes offered hereby and the application of the net proceeds from this offering in the manner described under “Use of Proceeds.”

This table should be read together with our historical financial statements and the accompanying notes that are incorporated by reference into this prospectus. All share and stock option amounts are adjusted to reflect the four-for-three stock split effected in March 2005.

	As of December 31, 2004
	Actual	As Adjusted for the April 1, 2005 Antero Resources Acquisition	As Adjusted for the April 1, 2005 Antero Resources Acquisition and this Offering
	(in thousands)
Long term debt:
Bank revolving credit facility	$146,000	$701,500	$306,000
Bank term loan	300,000	300,000	300,000
7 1/2% senior notes	350,000	350,000	350,000
6 1/4% senior notes	400,000	400,000	400,000
4.90% senior notes (net of discount)	497,012	497,012	497,012
5.00% senior notes (net of discount)	349,720	349,720	349,720
5.30% senior notes (net of discount)	—	—	398,732

Total long-term debt	2,042,732	2,598,232	2,601,464

Stockholders’ equity:
Common stock ($.01 par value, 500,000,000 shares authorized, 348,428,489 actual shares issued, and 361,761,822 shares issued as adjusted for the April 1, 2005 Antero Resources acquisition) (a) (b)	3,484	3,618	3,618
Additional paid-in capital	1,410,135	1,755,738	1,755,738
Treasury stock (1,250,266 shares)	(24,917)	(24,917)	(24,917)
Retained earnings	1,239,553	1,239,553	1,239,553
Accumulated other comprehensive loss	(28,882)	(28,882)	(28,882)

Total stockholders’ equity	2,599,373	2,945,110	2,945,110

Total capitalization	$4,642,105	$5,543,342	$5,546,574

(a)	Actual shares issued at December 31, 2004 excludes 19,319,822 shares potentially issuable under stock options outstanding at that date at a weighted average exercise price of $22.16 per share. All our stock options outstanding at December 31, 2004 became fully vested and exercisable on February 22, 2005.

(b)	Shares issued at December 31, 2004 as adjusted for the April 1, 2005 Antero Resources acquisition excludes 2,000,000 shares potentially issuable upon exercise of warrants issued in the acquisition. These warrants have an exercise price of $27.00 per share.

MANAGEMENT

Directors and Executive Officers

Our board of directors consists of seven members, divided into three classes, and three advisory directors. The members of each class serve three-year terms, and advisory directors serve terms determined by the board of directors. Advisory directors attend and participate in, but do not vote at, board meetings. Executive officers are elected annually and serve at the discretion of the board of directors. The following table provides information regarding our directors and executive officers, effective as of May 1, 2005:

Bob R. Simpson	56	Chairman of the Board, Chief Executive Officer and Director
Keith A. Hutton	45	President and Director
Vaughn O. Vennerberg II	50	Senior Executive Vice President and Chief of Staff, and Advisory Director
Louis G. Baldwin	55	Executive Vice President, Chief Financial Officer and Advisory Director
Timothy L. Petrus	51	Executive Vice President-Acquisitions
Bennie G. Kniffen	54	Senior Vice President and Controller
William H. Adams III	46	Director
Phillip R. Kevil	53	Director
Jack P. Randall	55	Director
Scott G. Sherman	71	Director
Herbert D. Simons	69	Director
Lane G. Collins	64	Advisory Director

Background of Directors and Executive Officers

Bob R. Simpson has been a director of XTO Energy since 1990. As a founder of XTO Energy, Mr. Simpson has served as Chairman since July 1, 1996 and as Chief Executive Officer or held similar positions with XTO Energy and its predecessors since 1986. He served as Vice President of Finance and Corporate Development of Southland Royalty Company from 1979 to 1986 and as Tax Manager of Southland Royalty Company from 1976 to 1979.

Keith A. Hutton was named President of XTO Energy, effective May 1, 2005. He served as Executive Vice President—Operations or held similar positions with XTO Energy and its predecessors from 1987 until April 30, 2005. He served as an advisory director from 2000 until he was named a director April 1, 2005. From 1982 to 1987, he served as Reservoir Engineer with Sun Exploration & Production Company.

Vaughn O. Vennerberg II was named Senior Executive Vice President and Chief of Staff of XTO Energy, effective May 1, 2005. He served as Executive Vice President-Administration or held similar positions with XTO Energy and its predecessors from 1987 until April 30, 2005. He has served as an advisory director since 2000. From 1979 to 1986, he was employed by Cotton Petroleum Corporation and Texaco Inc.

Louis G. Baldwin has served as Executive Vice President and Chief Financial Officer or held similar positions with XTO Energy and its predecessors since 1986. He has served as an advisory director since 2000. He served as Assistant Treasurer of Southland Royalty Company from 1979 to 1986 and as Financial Analyst of Southland Royalty Company from 1976 to 1979.

Timothy L. Petrus was promoted to Executive Vice President-Acquisitions effective May 1, 2005. Mr. Petrus served as Senior Vice President-Acquisitions or held similar positions with XTO Energy from 1988 until April 30, 2005. He was a Vice President (1980-1988) at Texas American Bank and a Senior Project Engineer (1976-1980) with Exxon USA.

Bennie G. Kniffen has served as Senior Vice President and Controller or held similar positions with XTO Energy and its predecessors since 1986. From 1976 to 1986, he served as Director of Auditing or held similar positions with Southland Royalty Company.

William H. Adams III has been a director of XTO Energy since 2001. He has served as Regional President of Texas Bank in Fort Worth since 2001. He was employed by Frost Bank from 1995 to 2001 where he last served as President of Frost Bank-South Arlington, and prior to that he served as Senior Vice President and Group Leader of Commercial/Energy Lending.

Phillip R. Kevil has been a director of XTO Energy since February 2004. He retired as an employee of XTO Energy in 1997, prior to which he served as Vice President-Taxation or held similar positions with XTO Energy and its predecessors from 1987 to 1997. He served as Tax Manager of Southland Royalty Company from 1979 to 1986 and as Assistant Tax Manager of Southland Royalty Company from 1975 to 1979. From 1973 to 1975, Mr. Kevil was on the audit and tax staff of Arthur Andersen, independent public accountants. Mr. Kevil is a certified public accountant.

Jack P. Randall has been a director of XTO Energy since August 1997. Mr. Randall is a co-founder and employee of Randall & Dewey, a division of Jefferies & Company, Inc., and served as the President of Randall & Dewey L.P. from 1989 to 2003. From 1975 to 1989, he was employed with Amoco Production Company where he served as Manager of Acquisitions and Divestitures for seven years.

Scott G. Sherman has been a director of XTO Energy since 1990. He has been the sole owner of Sherman Enterprises, a personal investment firm in Fort Worth, Texas, for the past 15 years. Previously, Mr. Sherman owned and operated Eaglemotive Industries, an automotive parts manufacturing company, for 18 years.

Herbert D. Simons has been a director of XTO Energy since 2000. He is an attorney specializing in federal income tax laws and is presently of counsel with the law firm of Winstead Sechrest & Minick P.C., Houston, Texas. Prior to joining that firm he was an associate and partner from 1963 through 1999 in the law firm of Butler & Binion, L.L.P. Mr. Simons is a certified public accountant and served as a member of the Rice University Accounting Council from 1981 until 1996.

Dr. Lane G. Collins has served as an advisory director of XTO Energy since 1998. Dr. Collins has been professor of accounting at Baylor University in Waco, Texas since 1978. From 1973 to 1978, Dr. Collins taught at the University of Southern California, where he earned his doctorate in business administration. Dr. Collins is a certified public accountant.

DESCRIPTION OF OTHER INDEBTEDNESS

Our long-term indebtedness consists of a bank revolving credit agreement, a bank term loan facility and four issues of senior notes. All of this indebtedness constitutes senior indebtedness.

Bank Facilities.    Our revolving credit is available under an unsecured revolving credit agreement that matures in April 2010. The agreement provides for an initial commitment of $1.5 billion, which may be increased by us, subject to certain approvals, to a maximum of $2 billion. We also have a $300 million term facility that matures in April 2010.

We can elect one of the following interest rates under each of our bank credit agreements:

•	the greater of (a) the prime rate and (b) the federal funds rate plus 0.50%; or

•	the London Interbank Offered Rate, or LIBOR (adjusted for the statutory reserve rate), plus a spread.

Under our revolving credit agreement, the spread over LIBOR ranges from 0.375% to 0.875%, plus an additional 0.125%, if we borrow more than 50% of the maximum commitments under the agreement. Under our term loan the spread ranges from 0.475% to 1.00%. The current spread over LIBOR under our revolving credit agreement is 0.625% and under our term loan is 0.75%. The spread over LIBOR is determined by our credit rating with Standard and Poor’s and Moody’s Investors Service and increases if our credit rating is reduced by either rating agency or decreases if our rating is raised.

Our bank credit agreements currently contain covenants that include, among other things:

•	a requirement to maintain a total debt to total capitalization ratio of no more than 0.6 to 1.0, and a limitation on our incurring additional indebtedness if the incurrence causes that ratio to be exceeded;

•	a limitation on our ability to encumber our assets;

•	a limitation on our making investments, loans or advances;

•	a restriction on our ability to merge or sell all of our assets;

•	a limitation on transactions with affiliates;

•	a limitation on our ability to enter into speculative derivative or swap agreements; and

•	a limitation on agreements that restrict the ability of our subsidiaries to pay dividends or make other payments to us.

Events of default under our bank credit agreements include, among other things:

•	our failure to pay principal or amounts disbursed under letters of credit within one business day or interest within three business days of their respective due dates;

•	a default in the performance of any covenant in our bank credit agreements that is not timely cured;

•	a default occurring in the payment of, or other material obligation under, any of our indebtedness exceeding $50,000,000;

•	a default that extends beyond any applicable grace period under an International Swap Dealers Association Master Agreement that permits holders of a principal amount that exceeds $50,000,000 to declare an early termination date or otherwise cause the acceleration of debt prior to maturity;

•	our bankruptcy, insolvency or dissolution;

•	incurrence of specified liability resulting from termination or other events relating to our employee benefit plans;

•	entry of a final judgment for the payment of money exceeding $75,000,000 that is not timely discharged; or

•	a change of control.

Upon the occurrence of an event of default under our bank credit agreements, a majority of the banks may cause the agent, among other things, to terminate the commitment to lend and declare the bank indebtedness immediately due and payable.

Senior Notes.    At December 31, 2004, we had outstanding $350 million of 7 1/2% senior notes due 2012, $400 million of 6 1/4% senior notes due 2013, $500 million of 4.90% senior notes due 2014 and $350 million of 5.00% senior notes due 2015. These four issues of senior notes have terms and provisions that are similar to those of the notes we are offering by this prospectus supplement, except that they have different interest rates, maturity dates and, in some cases, cross default thresholds.

The indentures governing our 7 1/2% and 6 1/4% senior notes require us to offer to purchase the 7 1/2% and 6 1/4% senior notes if there is a change in control of XTO Energy. Certain other restrictive covenants in those indentures terminated when the 7 1/2% and 6 1/4% senior notes received an investment grade rating from both Moody’s Investors Service and Standard & Poor’s.

See “Description of the Notes” beginning on the following page for a description of the notes that we are offering by this prospectus supplement, which, except as described above, is also generally applicable to the 7 1/2%, 6 1/4%, 4.90% and 5.00% senior notes described above.

DESCRIPTION OF THE NOTES

XTO Energy Inc. will issue the notes under an indenture governing senior debt securities of XTO Energy referred to in the accompanying prospectus, as supplemented by an indenture supplement creating the notes. The notes will be issued in the form of one or more global notes registered in the name of The Depository Trust Company or its nominee, as described under “—Book-Entry, Delivery and Form” beginning on page S-25. The following description is a summary of the material provisions of the notes, the indenture and the indenture supplement. These descriptions do not restate the indenture and the indenture supplement in their entirety. We urge you to read the indenture and the indenture supplement because they, and not this description, define your rights as a holder of the notes. We have filed a copy of the indenture and the indenture supplement as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

The notes are “senior debt securities” as that term is used in the accompanying prospectus. The description of the notes in this prospectus supplement replaces the description of the general provisions of the senior debt securities and the indenture in the accompanying prospectus to the extent that the following description is inconsistent with those provisions.

In this “Description of the Notes,” references to “we,” “our,” “us” or “XTO Energy” mean XTO Energy Inc., excluding its subsidiaries, and references to the indenture mean the indenture as supplemented by the indenture supplement creating the notes. Capitalized terms used in this description are defined below in “—Certain Definitions” beginning on page S-31.

General

The notes:

•	will be unsecured senior indebtedness of XTO Energy;

•	will be unlimited in aggregate principal amount;

•	will be senior in right of payment to all our future subordinated indebtedness;

•	will rank equally in right of payment with all our existing and future senior indebtedness; and

•	will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

We will issue notes with an initial maximum aggregate principal amount of $400 million. We may issue additional notes from time to time after this offering without approval of noteholders so long as the additional notes are fungible with these notes for U.S. federal income tax purposes. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including waivers, amendments and redemptions.

Maturity, Interest and Principal Payments

The notes will mature on June 30, 2015. Interest on the notes will accrue at the rate of 5.30% per annum and will be payable semiannually in arrears on June 30 and December 30 of each year, commencing December 30, 2005. We will make interest payments to noteholders of record at the close of business on the June 15 or December 15 immediately preceding the applicable interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be transferable, at our office or agency in the City of New York maintained for those purposes, which initially will be the corporate trust office of the trustee maintained in New York, New York. In addition, we may pay interest at our option on notes not in global form by check mailed to the registered holders of the notes at their addresses and, upon request by a holder of more than $500,000 principal amount of notes, we must pay interest on such holder’s notes by wire transfer. We will not impose any service charge for any transfer, exchange or redemption of notes, but we or the trustee may require payment of any tax or other governmental charge that may be payable in connection with transfers, exchanges or redemptions.

Redemption

Optional Redemption.    At any time and from time to time, we may, at our option, redeem all or a portion of the notes at the Make-Whole Price plus accrued and unpaid interest to the redemption date.

Selection and Notice.    If less than all of the notes are to be redeemed at any time, the trustee will select notes (or any portion of notes in integral multiples of $1,000) for redemption on a pro rata basis, by lot or by another method the trustee deems fair and appropriate. However, no note with a principal amount of $1,000 will be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed. A new note in a principal amount equal to the unredeemed portion of that note will be issued in the name of the holder upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions of notes called for redemption and accepted for payment.

No Other Redemption.    We are not required to make mandatory redemption or sinking fund payments on the notes or to offer to repurchase the notes upon a change of control or other event. Nothing in the indenture prevents us from repurchasing notes from time to time in the open market or otherwise.

Ranking

The indebtedness evidenced by the notes will be unsecured and will rank equal in right of payment with all other senior indebtedness of XTO Energy, including our 7 1/2% senior notes, 6 1/4% senior notes, 4.90% senior notes and 5.00% senior notes.

As of December 31, 2004, after giving effect to the Antero Resources acquisition and this offering as described under “Capitalization” on page S-19, our senior indebtedness would have been approximately $2.6 billion. We do not currently have any secured indebtedness outstanding. Under the indenture, we may only incur indebtedness for borrowed money secured by our oil and natural gas properties if we equally and ratably secure the notes along with that debt (see “—Certain Covenants” beginning on page S-26), except that we may incur unlimited debt secured by Permitted Liens plus debt secured by other Liens up to an amount equal to 10% of our Consolidated Net Tangible Assets (see “—Certain Definitions” beginning on page S-31) without equally and ratably securing the notes. Any such secured debt that we incur in the future will be effectively senior to the notes to the extent of the value of the assets securing the debt or other obligations.

The notes will rank senior in right of payment to any of our future subordinated indebtedness. Currently, we have no subordinated indebtedness outstanding.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more global notes. The global notes will be deposited with the trustee under the indenture as custodian for the Depositary, which will initially be The Depository Trust Company, and registered in the name of the Depositary or its nominee. Except in limited circumstances, the global notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global notes directly through the Depositary if they have an account with the Depositary or indirectly through organizations that have accounts with the Depositary.

The Depositary has advised us as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and “a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“participants”) and to facilitate the clearance of settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a participant, whether directly or indirectly.

See “Description of Debt Securities —Provisions Applicable to Senior Debt Securities—Global Securities” in the accompanying prospectus for additional information concerning the Depositary’s book-entry system and the circumstances in which notes may be issued in definitive form.

Certain Covenants

The indenture contains, among others, the covenants described below.

Limitation on Liens.    We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien, except Permitted Liens, upon any Principal Property or upon any Capital Stock or Indebtedness of any Restricted Subsidiary, whether owned or leased or hereafter acquired, to secure any of our Debt or any Debt of any other Person (other than debt securities issued under the indenture), without in any such case making effective provision whereby all of the notes (together with, if we so determine, any other Debt of XTO Energy that is not subordinate in right of payment to the prior payment in full of the notes) shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured.

Notwithstanding the preceding, we may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property or Capital Stock or Indebtedness of a Restricted Subsidiary to secure our Debt or Debt of any other Person (other than debt securities issued under the indenture), that is not excepted above without securing the notes, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all other Liens not excepted above, together with all Attributable Indebtedness from Sale-leaseback Transactions, excluding Sale-leaseback Transactions permitted under the first paragraph of “—Limitations on Sale-leasebacks,” does not exceed 10% of our Consolidated Net Tangible Assets.

Limitations on Sale-leasebacks.    We will not, and will not permit any Subsidiary to, engage in a Sale-leaseback Transaction unless:

•	the Sale-leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

•	the Sale-leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

•	the Attributable Indebtedness from the Sale-leaseback Transaction is an amount equal to or less than the amount that we or such Subsidiary would be allowed to incur as Debt secured by a Lien on the Principal Property subject thereto without equally and ratably securing the notes; or

•	we or such Subsidiary, within a one-year period after the Sale-leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from the Sale-leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any of our Pari Passu Debt or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of the business of XTO Energy or that of its Subsidiaries.

Notwithstanding the preceding, we may, and may permit any Subsidiary to, effect any Sale-leaseback Transaction that is not excepted above, provided that the Attributable Indebtedness from such Sale-leaseback

Transaction and any other Sale-leaseback Transaction that is not excepted above, together with the aggregate principal amount of then outstanding Debt (other than debt securities issued under the indenture) secured by Liens upon Principal Properties not excepted in the first paragraph of “—Limitations on Liens,” do not exceed 10% of our Consolidated Net Tangible Assets.

Reports.    We will file on a timely basis with the SEC, to the extent such filings are accepted by the SEC and whether or not we have a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that we would be required to file if we were subject to Section 13 or 15(d) of the Exchange Act. We also will be required

•	to file with the trustee copies of those reports and documents within 15 days after the date on which we file them with the SEC or the date on which we would be required to file them if we were so required and

•	to furnish at our cost copies of reports and documents to any noteholder promptly upon written request, whether or not we file any reports or documents with the SEC.

Merger, Consolidation and Sale of Assets

We will not, in any single transaction or series of related transactions, merge or consolidate with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any Person or group of Affiliated Persons, unless at the time and after giving effect thereto

(1)	either (A) if the transaction or transactions is a merger, we are the surviving Person of such merger, or (B) the Person formed by such consolidation or into which we are merged or to which our properties and assets are sold, assigned, conveyed, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the “Surviving Entity”) shall be a corporation, limited liability company or limited partnership organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental indenture to the indenture executed and delivered to the trustee, in form satisfactory to the trustee, all our obligations under the notes and the indenture, and, in each case, the indenture shall remain in full force and effect; and

(2)	immediately after giving effect to such transaction or series of transactions on a pro forma basis no Default or Event of Default shall have occurred and be continuing.

In connection with any consolidation, merger, transfer, lease or other disposition, we or the Surviving Entity will deliver, or cause to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers’ certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture comply with the requirements under the indenture and an opinion of counsel stating that the requirements of clause (1) of the preceding paragraph have been complied with. Upon any consolidation or merger or any sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of our properties and assets in accordance with the preceding paragraph, in which we are not the continuing entity, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, XTO Energy under the indenture with the same effect as if such successor had been named as the company therein, and thereafter we, except in the case of a lease, will be discharged from all obligations and covenants under the indenture and the notes.

Events of Default

The following will be “Events of Default” under the indenture with respect to the notes:

(1)	default in the payment of the principal of or premium, if any, on any of the notes, whether such payment is due at stated maturity, upon redemption, upon acceleration or otherwise;

(2)	default in the payment of any installment of interest on any of the notes when it becomes due and payable and the continuance of such default for a period of 30 days;

(3)	default in the performance or breach of the provisions of the “Merger, Consolidation and Sale of Assets” section of the indenture;

(4)	XTO Energy shall fail to perform or observe any other term, covenant or agreement contained in the notes or the indenture (other than a default specified in clauses (1), (2) or (3) above) for a period of 30 days after written notice of such failure requiring XTO Energy to remedy the same shall have been given

—	to XTO Energy by the trustee or

—	to XTO Energy and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5)	the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of, or premium, if any, or interest on any Debt of XTO Energy (other than the notes) or any Subsidiary when due, or any other default causing acceleration of any Debt of XTO Energy or any Subsidiary, if the aggregate principal amount of such Debt exceeds $50,000,000; provided that if any such default is cured or waived or any such acceleration rescinded, or such Debt is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the indenture and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6)	the entry of a decree or order by a court having jurisdiction in the premises

—	for relief in respect of XTO Energy in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or

—	adjudging XTO Energy bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of XTO Energy under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of XTO Energy or of a substantial part of its consolidated assets, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(7)	the commencement by XTO Energy of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by XTO Energy to the entry of a decree or order for relief in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by XTO Energy of a petition or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of XTO Energy or of any substantial part of its consolidated assets, or the making by it of an assignment for the benefit of creditors under any such law, or the admission by it in writing of its inability to pay its debts generally as they become due or taking of corporate action by XTO Energy in furtherance of any such action.

If any Event of Default described in clause (6) or (7) above occurs, then the notes will be due and payable automatically. If any other Event of Default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of all the notes to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in principal amount of the outstanding notes may, under certain circumstances, rescind that acceleration. Depending on the terms of our other indebtedness outstanding from time to time, an Event of Default may give rise to cross defaults on our other indebtedness.

Within 60 days after the occurrence of a Default under the notes, the trustee is obligated to give the holders notice of all uncured and unwaived Defaults known to it. Except in the case of a payment Default, the trustee need not provide a notice of Default if the trustee in good faith determines that withholding the notice is in the interest of those holders. In the case of a payment Default under other Debt exceeding $50,000,000, however, notice will not be given until at least 60 days after the occurrence of that payment Default.

In case of an Event of Default, the trustee is required to exercise its rights and powers under the indenture and to use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in conducting the person’s own affairs. The holders of a majority in principal amount of the outstanding notes have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee with respect to the notes. Subject to the duty of the trustee to act with the requisite standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes unless they have offered to the trustee reasonable security or indemnity.

Except for a suit to enforce payment of interest and principal then due, no holder of notes will have any right to institute any proceeding for any remedy or otherwise under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in principal amount of the notes have made written request to the trustee to institute the proceeding and have offered the trustee reasonable indemnity in its compliance with the request;

•	the trustee failed to institute the requested proceeding for 60 days after receipt of the written request; and

•	the trustee did not receive during that 60-day period inconsistent directions from holders of a majority in principal amount of the notes.

Annually we are required to furnish to the trustee a statement as to the performance of our obligations under the indenture and as to any default in that performance.

Amendments and Waivers

From time to time, we and the trustee may, without the consent of the noteholders, amend, waive or supplement the indenture or the notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies in them, qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act of 1939, or making any change that does not adversely affect the rights of any noteholder. Other amendments and modifications of the indenture or the notes may be made by us and the trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding notes. However, no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby,

•	change the stated maturity of the principal of, or any installment of interest on, any note,

•	reduce the principal amount of, or premium, if any, or interest on any note,

•	change the coin or currency of payment of principal of, or premium, if any, or interest on, any note,

•	impair the right to institute suit for the enforcement of any payment on any note,

•	reduce the above-stated percentage of aggregate principal amount of outstanding notes necessary to modify or amend the indenture,

•	reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults or

•	modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified.

The holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal, premium, if any, or interest on the notes or in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding note affected thereby.

Legal Defeasance and Covenant Defeasance

The notes will be subject to legal defeasance and covenant defeasance as described in the indenture. If we deposit with the trustee funds or government obligations sufficient to make payments of the notes on the dates those payments are due and satisfy other specified conditions, then, at our option, either of the following will occur:

•	we will be discharged from our obligations under the notes except for certain obligations to register the transfer or exchange of the notes, replace stolen, lost or mutilated notes, maintain paying agencies and hold moneys for payment in trust; or

•	we will be released from our obligations to comply with certain covenants relating to the notes, including those described above under “—Certain Covenants” beginning on page S-26.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize income, gain or loss for federal income tax purposes. If we elect the first alternative above, that opinion of counsel must be based upon a ruling from the IRS or a change in law.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect with respect to the notes (except as to surviving rights of registration of transfer or exchange of the notes, as expressly provided for in the indenture) when

•	either (1) all the notes previously authenticated and delivered (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment we have deposited with the trustee funds or government obligations) have been delivered to the trustee for cancellation or (2) all notes not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and satisfactory arrangements have been made to pay them,

•	we have paid all other sums payable under the indenture by us with respect to the notes and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel satisfactory to the trustee, which, taken together, state that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture with respect to the notes have been complied with.

The Trustee

The trustee under the indenture is The Bank of New York. The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only the duties that are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act of 1939 contain limitations on the rights of the trustee, should it become a creditor of XTO Energy, to obtain payment of claims in certain cases or to realize on certain property received by it on any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, but if it acquires any conflicting interest and a Default occurs it must eliminate that conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

The Bank of New York is also the trustee under indentures for our 6 1/4% senior notes, 7 1/2% senior notes, 4.90% senior notes and 5.00% senior notes.

Governing Law

The indenture and the notes provide that they will be governed by the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

Certain Definitions

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of this definition, beneficial ownership of 10% or more of the voting common equity (on a fully diluted basis including options or warrants to purchase such equity, but only if exercisable at the date of determination or within 60 days thereof) of a Person shall be deemed to constitute control of such Person. No Person shall be deemed an Affiliate of an oil and gas royalty trust solely by virtue of ownership of units of beneficial interest in such trust.

“Attributable Indebtedness” means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates to such date of determination at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the “net amount of rent” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Stock” means with respect to any Person, any and all shares, units of beneficial interest (including of a royalty trust), interests, participations, rights in or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into an equity interest in such Person.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

(1)	all current liabilities excluding:

(a)	any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

(b)	current maturities of long-term debt; and

(2)	the amount, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on the consolidated balance sheet of XTO Energy for its most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

“Debt” means indebtedness for money borrowed.

“Default” means any event, act or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time and any successor act thereto.

“Funded Debt” means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Indebtedness” means Debt and the deferred purchase price of property or assets purchased.

“Issue Date” means the first day on which XTO Energy issues notes under the indenture. The indenture will be dated as of the Issue Date.

“Lien” means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance or similar agreement or preferential arrangement of any kind or nature whatsoever (including any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon any property of any kind. A Person shall be deemed to own subject to a Lien any Property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Make-Whole Amount” with respect to a note means an amount equal to the excess, if any, of (1) the present value of the remaining interest, premium and principal payments due on such note (excluding any portion of such payments of interest accrued as of the redemption date), computed using a discount rate equal to the Treasury Rate plus 15 basis points, over (2) the outstanding principal amount of such note. “Treasury Rate” is defined as the yield to maturity (calculated on semi-annual bond-equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (510), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of the notes; provided that if the Make-Whole Average Life of such note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. “Make-Whole Average Life” means the number of years (calculated to the nearest one-twelfth) between the date of redemption and the Stated Maturity of the notes.

“Make-Whole Price” means the sum of the outstanding principal amount of the notes to be redeemed plus the Make-Whole Amount of those notes.

“Non-Recourse Debt” means Debt or that portion of Debt of XTO Energy or a Subsidiary incurred in connection with the acquisition by XTO Energy or a Subsidiary of any Property and as to which (1) the holders of that Debt agree that they will look solely to the Property securing the Debt for payment of that Debt and (2) no default with respect to the Debt would permit (after notice or passage of time or both), according to its terms, any holder of any Debt of XTO Energy or a Subsidiary to declare a default on the Debt or cause payment to be accelerated or payable prior to its stated maturity.

“Pari Passu Debt” means any of our Funded Debt, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the notes.

“Permitted Liens” means the following types of Liens:

(1)	Liens existing on the Issue Date;

(2)	Liens securing the notes;

(3)	Liens in favor of XTO Energy or a Subsidiary;

(4)	Liens securing any renewal, extension, substitution, refinancing or replacement (each, a “refinancing”) of secured Debt so long as such Liens extend only to cover the Property currently securing the Debt being refinanced;

(5)	Liens resulting from the deposit of funds or evidences of Debt in trust for the purpose of defeasing Debt of XTO Energy or any Subsidiary;

(6)	Liens securing Non-Recourse Debt, provided that the related Non-Recourse Debt shall not be secured by any Property of XTO Energy or any Subsidiary other than the Property acquired with the proceeds of such Non-Recourse Debt;

(7)	Liens upon (A) any Property of any Person existing at the time of such Person’s acquisition by XTO Energy or a Subsidiary, (B) any Property of a Person existing at the time such Person is merged or consolidated with XTO Energy or any Subsidiary or existing at the time of the sale or transfer of any such Property of such Person to XTO Energy or any Subsidiary or (C) any Property of a Person existing at the time such Person becomes a Subsidiary of XTO Energy; provided that in each case such Lien has not been created in contemplation of such sale, merger or consolidation, transfer or acquisition and that no such Lien shall extend to or cover any Property of XTO Energy or any Subsidiary other than the Property being acquired and improvements thereon; and

(8)	purchase money Liens granted or assumed in connection with the acquisition of Property in the ordinary course of business and consistent with past practices; provided that such Liens (A) attach only to the Property so acquired with the Purchase Money Debt secured and (B) secure only Debt that is not in excess of 100% of the purchase price of such Property.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any governmental agency or political subdivision.

“Principal Property” means, whether owned or leased on the Issue Date or thereafter acquired:

(1)	any oil, natural gas or mineral producing property located in the United States (including its continental shelf) owned or leased by XTO Energy or any Subsidiary; and

(2)	any refining, processing or manufacturing plant or terminal located in the United States owned or leased by XTO Energy or any Subsidiary; except, in either case above:

(a)	any such property employed in transportation, distribution or marketing,

(b)	any such property consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

(c)	any such property which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of XTO Energy and its Subsidiaries, taken as a whole.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in any other Person.

“Purchase Money Debt” means Debt incurred in connection with the purchase of Property in the ordinary course of business; provided that such Debt is incurred within 180 days of the purchase of such Property and the principal amount does not exceed 100% of the purchase price of the Property acquired.

“Restricted Subsidiary” means any Subsidiary of XTO Energy (excluding Hugoton Royalty Trust and any other oil and gas royalty trust Subsidiary) owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

“Sale-leaseback Transaction” means the sale or transfer by XTO Energy or any Subsidiary of XTO Energy of any Principal Property to a Person (other than XTO Energy or a Subsidiary) and the taking back by XTO Energy or any Subsidiary, as the case may be, of a lease of such Principal Property.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, (1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by that Person, either alone or with one or more of its Subsidiaries or (2) a Person other than a corporation (including any joint venture or any oil and gas royalty trust) in which the owning Person, either alone or with one or more of its Subsidiaries, directly or indirectly, at the date of determination, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees of such Person (or other Persons performing similar functions).

“Voting Stock” of a Person means any class or classes of Capital Stock pursuant to which the holders have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of the Person (irrespective of whether or not, at the time, stock of any other class or classes would have voting power by reason of the happening of any contingency).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations and, in the case of a holder that is a non-U.S. holder (as defined below), the U.S. federal estate tax considerations, of purchasing, owning and disposing of the notes. This discussion applies only to the initial holders of the notes who acquire the notes for a price equal to the issue price of the notes and who hold the notes as capital assets. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	persons holding notes through partnerships and other pass-through entities.

This discussion is included for general information only and does not address all of the aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this discussion does not address any state or local income, foreign income or other tax consequences. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of notes as described below. Before you purchase notes, you should consult your own tax advisor regarding the particular U.S. federal, state and local income, foreign income and other tax consequences of acquiring, owning and disposing of notes that may be applicable to you.

U.S. Holders

The following summary applies to you only if you are a U.S. holder (as defined below).

Definition of a U.S. Holder

A “U.S. holder” is a beneficial owner of a note or notes who or which is for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision of the U.S., including any state;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that you receive the interest; and

•	if you use the accrual method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that the interest accrues.

Sale or Other Disposition of Notes

When you sell or otherwise dispose of your notes in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable in the manner described under “Payments of Interest” above; and

•	your tax basis in the notes.

Your tax basis in your notes generally will equal the amount you paid for the notes. Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally will be subject to a maximum tax rate of 15% through 2008 and 20% thereafter.

Information Reporting and Backup Withholding

Information reporting requirements apply to interest and principal payments and to the proceeds of sales before maturity. These amounts generally must be reported to the Internal Revenue Service and to you. In general, “backup withholding” may apply:

•	to any payments made to you of principal of and interest on your notes, and

•	to payment of the proceeds of a sale or other disposition of your notes before maturity,

if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules.

The applicable backup-withholding rate will be the fourth lowest income tax rate applicable to unmarried individuals for the relevant taxable year. Presently, the backup withholding rate is 28 percent. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability if the required information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are not a U.S. holder (as defined above) or a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by, among other ways, being present in the U.S.:

•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year.

Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

U. S. Federal Withholding Tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code); and

•	you certify as to your foreign status by providing a properly executed Form W-8BEN or appropriate substitute form to:

—	us or our paying agent; or

—	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a U.S. income tax treaty, or you provide us with a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with your conduct of a trade or business in the U.S.

U.S. Federal Income Tax

Except for the possible application of U.S. federal withholding tax (as described immediately above) and backup withholding tax (see “Backup Withholding and Information Reporting” below), you generally will not have to pay U.S. federal income tax on payments of interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (subject to, in the case of proceeds representing accrued interest, the conditions described in “U.S. Federal Withholding Tax” immediately above) unless:

•	in the case of gain, you are an individual who is present in the U.S. for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are present; or

•	the income or gain is effectively connected with your conduct of a U.S. trade or business, and, if a U.S. income tax treaty applies, is attributable to a U.S. “permanent establishment” maintained by you.

If you are engaged in a trade or business in the U.S. and interest, gain or any other income attributable to your notes is effectively connected with the conduct of your trade or business, and, if a U.S. income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to U.S. income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed immediately above under “U.S. Federal Withholding Tax” if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

U.S. Federal Estate Tax

Subject to applicable tax treaty provisions, if you are an individual and are not a U.S. citizen or a resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of your death, your notes will generally not be subject to the U.S. federal estate tax if at the time of your death interest on your notes would have qualified for the portfolio interest exemption and payments on your notes would not have been effectively connected with your conduct of a trade or business in the United States.

Backup Withholding and Information Reporting

Payments of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the U.S. Internal Revenue Service and to you. Backup withholding will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “U.S. Federal Withholding Tax” above, and if neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. holder (as described in “—U.S. Holders—Definition of a U.S. Holder” above).

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your notes though a non-U.S. office of a broker that:

•	is a United States person (as defined in the Internal Revenue Code);

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

We intend to offer the notes through the underwriters named below. We have entered into an underwriting agreement, dated April 6, 2005 with the underwriters pursuant to which, on the terms and subject to the conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of notes listed opposite their names below:

Underwriter	Principal Amount of Notes
Lehman Brothers Inc.	$120,000,000
Banc of America Securities LLC.	80,000,000
BNP Paribas Securities Corp.	40,000,000
Citigroup Global Markets Inc.	40,000,000
J.P. Morgan Securities Inc.	40,000,000
UBS Securities LLC.	40,000,000
Calyon Securities (USA) Inc.	8,000,000
Harris Nesbitt Corp.	8,000,000
Jefferies & Company, Inc.	8,000,000
SunTrust Capital Markets, Inc.	8,000,000
Wachovia Capital Markets, LLC.	8,000,000

Total	$400,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the notes included in this offering is subject to customary conditions. The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters initially propose to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at a price that represents a concession not in excess of 0.4% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.2% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

In connection with this offering, the underwriters may purchase and sell the notes in the open market. These transactions may include stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase from us. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the notes sold in the offering may be reclaimed by the underwriters if such notes are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at anytime. These transactions may be effected in the over-the-counter market or otherwise.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes. The notes will not be listed on any securities exchange.

It is expected that delivery of the notes will be made against payment therefor on or about the delivery date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of and day following pricing will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement.

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. We have also agreed, during the period ending 90 days from the date of this prospectus supplement, not to issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any debt securities (except for the notes) with substantially similar terms to the notes without the consent of the Joint Book-Running Managers.

Certain of the underwriters will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between certain of the underwriters and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from certain of the underwriters based on transactions conducted through the system. Certain of the underwriters will make the notes available to their customers through Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

We estimate that our total expenses for this offering will be $3.2 million.

In the ordinary course of their businesses, the underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. They have received customary fees and commissions for these transactions. In addition, affiliates of Banc of America Securities LLC, BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., UBS Securities LLC, Calyon Securities (USA) Inc., Harris Nesbitt Corp., SunTrust Capital Markets, Inc. and Wachovia Capital Markets, LLC are lenders under our bank credit facilities.

Jack P. Randall, one of our directors, is a co-founder and employee of Randall & Dewey, a division of Jefferies & Company, Inc.

You should read “Plan of Distribution” in the accompanying prospectus for further information regarding the distribution of the notes.

VALIDITY OF THE OFFERED NOTES

The validity of the offered notes will be passed upon for us by our counsel, Kelly, Hart & Hallman, P.C., Fort Worth, Texas, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

Certain information incorporated by reference in this prospectus supplement and the accompanying prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of that firm as experts regarding the matters contained in their report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public through the Internet at the SEC’s website at http://www.sec.gov and at our website at http://www.xtoenergy.com. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus supplement and the accompanying prospectus, which constitute a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omit certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information about us. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus supplement concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of that document filed as an exhibit to the registration statement.

The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus supplement and the accompanying prospectus. The most recent information that we file with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus supplement and the accompanying prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Current Reports on Form 8-K, filed on January 13, 2005 (report dated January 9, 2005), January 18, 2005 (report dated January 17, 2005), February 9, 2005 (report dated February 3, 2005); February 22, 2005 (report dated February 15, 2005); March 28, 2005 (report dated March 22, 2005); April 4, 2005 (report dated April 1, 2005); April 5, 2005 (reports dated March 31, 2005 and April 1, 2005); and

•	All other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement but before the end of the offering of the securities made by this prospectus supplement.

As a recipient of this prospectus supplement, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

In this prospectus supplement the following terms have the meanings specified below.

Bbl—One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bcf—One billion cubic feet of natural gas.

Bcfe—One billion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Btu—A British Thermal Unit, a common unit of energy measurement.

Estimated Future Net Revenues (also referred to as estimated future net cash flows)—The result of applying current prices of oil and natural gas to estimated future production from oil and natural gas proved reserves, reduced by estimated future expenditures, based on current costs to be incurred, in developing and producing the proved reserves, excluding overhead.

MBbl—One thousand Bbls.

Mcf—One thousand cubic feet of natural gas.

Mcfe—One thousand cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

MMBtu—One million British Thermal Units (Btus).

MMcf—One million cubic feet of natural gas.

MMcfe—One million cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Natural Gas Revenue—Includes revenue related to the sale of natural gas, natural gas liquids and plant products.

Net Oil and Natural Gas Wells or Acres—Determined by multiplying “gross” oil and natural gas wells or acres by our interest in such wells or acres.

NYMEX—New York Mercantile Exchange, where futures and options contracts for the oil and natural gas industry and some precious metals are traded.

Oil Revenue—Includes revenue related to the sale of oil and condensate production.

Proved Developed Reserves—Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves—The estimated quantities of crude oil, natural gas and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves—Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

Reserve-to-Production Index—An estimate, expressed in years, of the total estimated proved reserves attributable to a producing property divided by annual production from the property.

Standardized Measure of Discounted Future Net Cash Flows (also referred to as standardized measure)—The present value of after-tax estimated future net revenues computed by discounting estimated future net revenues at a rate of 10% annually.

Tcf—One trillion cubic feet of natural gas.

Tcfe—One trillion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

PROSPECTUS

$2,500,000,000

XTO ENERGY INC.

Debt Securities

Preferred Stock

Common Stock

Warrants

This prospectus contains summaries of the general terms of these securities and the general manner in which they will be offered for sale. At the time of each offering we will provide the specific terms, manner of offering and the initial public offering price of the securities in a supplement to this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you decide to invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The total of all securities offered by us will not exceed combined initial offering prices of $2,500,000,000.

XTO Energy Inc.’s common stock is listed on the New York Stock Exchange under the symbol “XTO.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated February 25, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell from time to time in one or more offerings any combination of the securities described in this prospectus. The total dollar amount of the securities we may sell through these offerings will not exceed $2,500,000,000. For further information about the securities and us, you should refer to our registration statement and its exhibits. In this prospectus, we have summarized material provisions of contracts and other documents, which are included as exhibits to our registration statement. For a complete description of their terms, you should review the full text of the documents. The registration statement can be obtained from the SEC as described below under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains more specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information included in our reports, proxy statements and other information filed with the Securities and Exchange Commission. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

You should rely only on information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus and information that we previously filed with the SEC and incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available over the Internet at the SEC’s web site at http://www.sec.gov and at our web site at http://www.xtoenergy.com. You may also read and copy any document we file with the SEC at the SEC’s public reference rooms at:

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

233 Broadway

New York, New York 10279

175 W. Jackson Boulevard

Suite 900

Chicago, Illinois 60604

You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect the reports and other information we file with the SEC at:

New York Stock Exchange

20 Broad Street

New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with them. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus.

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004;

•	Current Reports on Form 8-K filed on January 8, 2004 (report dated January 8, 2004); January 14, 2004 (report dated January 14, 2004); January 16, 2004 (report dated January 16, 2004); February 2, 2004 (report dated January 30, 2004); February 24, 2004 (report dated February 19, 2004); April 21, 2004 (report dated April 19, 2004); May 6, 2004 (report dated May 3, 2004); May 17, 2004 (report dated May 17, 2004); May 20, 2004 (report dated May 20, 2004); June 23, 2004 (report dated June 22, 2004); August 20, 2004 (report dated August 16, 2004, as amended by Form 8-K/A filed November 1, 2004); August 20, 2004 (report dated August 18, 2004); September 7, 2004 (report dated August 18, 2004); September 14, 2004 (report dated September 7, 2004); September 21, 2004 (report dated September 20, 2004); September 23, 2004 (report dated September 23, 2004); September 24, 2004 (report dated September 20, 2004); October 21, 2004 (report dated October 15, 2004); November 17, 2004 (report dated November 10, 2004); November 22, 2004 (report dated November 16, 2004); January 13, 2005 (report dated January 9, 2005); January 18, 2005 (report dated January 17, 2005); and February 9, 2005 (report dated February 3, 2005);

•	The description of XTO Energy’s common stock contained in Form 8-A dated April 8, 1993, as amended by Amendment No. 1 dated September 18, 1996 (filed under our previous name, Cross Timbers Oil Company); and

•	All other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

FORWARD-LOOKING STATEMENTS

Some statements made by XTO Energy in this prospectus and incorporated by reference from documents filed with the SEC are prospective and constitute forward-looking statements. These statements encompass information that does not directly relate to any historical or current fact and include information that is based on beliefs of and assumptions made by management of XTO Energy. The statements often may be identified with words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” “estimates” and other similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. The most significant of these risks, uncertainties and other factors are discussed in sections of documents we incorporate by reference, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” We will include in any prospectus supplement a description of significant factors that we believe could cause actual results to differ materially from those described in the forward-looking statements.

XTO ENERGY INC.

XTO Energy is a leading independent energy company. We acquire, develop and explore oil and natural gas properties and produce, process, market and transport oil and natural gas in the United States. We have grown primarily through acquisition of producing properties, followed by aggressive development and exploration activities and the purchase of additional interests in or near our existing reserves. Our properties are concentrated in the:

•	East Texas Basin and northern Louisiana;

•	Barnett Shale of North Texas;

•	San Juan and Raton basins of northern New Mexico and southern Colorado;

•	Arkoma Basin of Arkansas and Oklahoma;

•	Permian Basin of West Texas and southeastern New Mexico;

•	Hugoton Field of Oklahoma and Kansas;

•	Anadarko Basin of Oklahoma;

•	Green River Basin and Powder River Basin of Wyoming;

•	Uinta Basin of Utah;

•	Middle Ground Shoal Field of Alaska’s Cook Inlet; and

•	Jeffress and Fashing fields in South Texas.

XTO Energy is a Delaware corporation. Our principal executive offices are located at 810 Houston Street, Fort Worth, Texas 76102, and our telephone number is (817) 885-2800.

USE OF PROCEEDS

Unless we have indicated otherwise in the accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including working capital, repayment or reduction of debt, capital expenditures, acquisitions of additional oil and natural gas properties and repurchases and redemptions of securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31										Nine Months Ended September 30, 2004
	1999		2000		2001		2002		2003
Ratio of earnings to fixed charges (a)	1.9	x	2.8	x	7.7	x	5.6	x	6.9	x	8.3x

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings are before income taxes and fixed charges. Fixed charges include interest costs, the portion of rentals considered to be representative of the interest factor and preferred stock dividends.

DESCRIPTION OF DEBT SECURITIES

PROVISIONS APPLICABLE TO SENIOR DEBT SECURITIES

This section summarizes the general terms of the senior debt securities we may offer from time to time. The prospectus supplement relating to any particular senior debt securities offered will describe the specific terms of the series of senior debt securities, which may be in addition to or different from the general terms summarized in this section.

Senior debt securities may be issued from time to time in one or more series under an indenture between XTO Energy and a trustee that is named in a prospectus supplement. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summary of the provisions of the indenture and the senior debt securities is not meant to be a complete description of all their terms and is qualified in its entirety by reference to the indenture.

General

The indenture does not limit the amount of senior debt securities which may be issued under the indenture, and we may issue debt securities in one or more series in principal amounts as we authorize from time to time. Unless otherwise specified in the prospectus supplement, the senior debt securities will be unsecured and will rank equally with all our other unsecured and unsubordinated indebtedness.

Each prospectus supplement will describe the following terms of any series of senior debt securities we offer:

•	the title;

•	any limit on the aggregate principal amount;

•	whether the senior debt securities will be issued initially in the form of a temporary global security or issued in the form of a permanent global security; the terms and conditions, if any, upon which the global security may be exchanged in whole or in part for other definitive senior debt securities; and the depositary for the global security;

•	the dates on which the principal and any premium is payable and the method of determination;

•	the interest rate or the method of its determination and the date from which interest will accrue;

•	the dates on which the interest is payable and the regular record dates for the interest payment dates;

•	the place(s) where principal and any premium and interest is payable and the senior debt securities may be presented for registration of transfer;

•	whether the senior debt securities are redeemable at our option and the redemption prices, dates and other redemption terms and conditions;

•	whether we are obligated to redeem or purchase the senior debt securities according to any sinking fund or similar provision or at the holder’s option and the prices, periods and terms and conditions of that redemption or purchase obligation;

•	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which the senior debt securities will be issuable;

•	if other than United States Dollars, the currency or currencies of payment of principal and any premium and interest;

•	if payments are based on an index, the manner in which the amount of principal payments and any premium and interest is to be determined;

•	if other than the full principal amount, the portion of the principal amount payable if the maturity of the senior debt securities is accelerated;

•	any additional covenants and restrictions of XTO Energy;

•	whether the senior debt securities will be subject to defeasance as described below under “Defeasance;”

•	any deletions or modifications to the events of default described below;

•	if applicable, the terms of any right to convert or exchange the senior debt securities into common stock, preferred stock or other securities;

•	any authenticating or paying agents, registrars, conversion agents or any other agents for the senior debt securities; and

•	any other terms.

Senior debt securities may be issued and sold at a substantial discount below their stated principal amount. If applicable, the prospectus supplement will describe any special United States federal income tax consequences and other considerations which apply to senior debt securities issued at a discount or to any securities denominated or payable in a foreign currency or currency unit.

Certain Covenants

The indenture contains covenants and restrictions summarized below that will be applicable, unless waived or amended, so long as any senior debt securities are outstanding and have not been defeased in accordance with the indenture. A prospectus supplement for any series of senior debt securities may contain additional covenants and restrictions applicable to that series. For a complete description of the covenants you should refer to the indenture and any applicable supplemental indenture.

The holders of a majority in principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive compliance by us with certain restrictive provisions of the indenture applicable to securities of that series.

Reports. We will file on a timely basis with the SEC, to the extent the filings are accepted by the SEC and whether or not we have a class of securities registered under the Securities Exchange Act of 1934, the annual reports, quarterly reports and other documents that we would be required to file if we were subject to Section 13 or 15(d) of the Securities Exchange Act. We also will be required:

•	to file with the trustee copies of those reports and documents within 15 days after the date on which we file them with the SEC or the date on which we would be required to file them if we were so required; and

•	to furnish at our cost copies of reports and documents to any holder of senior debt securities promptly upon written request, whether or not we file any reports or documents with the SEC.

Limitation on Liens. We and our subsidiaries, other than an oil and gas royalty trust, owning or leasing any of our principal properties may not at any time create, incur, assume or permit to exist any liens, other than specified liens permitted by the indenture, on any of our principal properties or on the capital stock or indebtedness of such subsidiaries in order to secure our debt (other than the senior debt securities) or the debt of any other person without equally and ratably securing the senior debt securities and, if we determine, any non-subordinated debt. Our principal properties include our mineral producing, refining, processing and manufacturing properties in the U.S., other than inventories, furniture, office fixtures, equipment, property used in transportation, distribution or marketing, and properties determined in good faith by our board of directors not to be material to our activities. Notwithstanding the foregoing limitation, we and our subsidiaries may incur such liens if the aggregate principal amount of all debt secured by such liens not excepted above plus the attributable indebtedness from sale-leaseback transactions not permitted below under “—Limitations on Sale-leasebacks” does not exceed 10% of our consolidated net tangible assets.

Limitations on Sale-leasebacks. We and our subsidiaries may not engage in a sale-leaseback transaction in which we sell to a third person and then lease back any of our principal properties (described under “—Limitation on Liens” above) unless:

•	the sale-leaseback transaction occurs within one year from the date of completion of the latest of the acquisition, development or improvement of, or commencement of operations on, the property; or

•	the lease including renewals is for not more than three years; or

•	attributable indebtedness of the sale-leaseback, which is the present value of the net rent during the primary term of the lease (discounted at the interest rate implicit under the lease), is not greater than the amount we could incur as debt secured by a lien without equally and ratably securing the senior debt securities; or

•	within one year after the sale-leaseback transaction, we apply the net proceeds from the transaction either to the prepayment, redemption or reduction of any of our outstanding long-term debt that is pari passu with the senior debt securities or to expenditures for principal properties to be used in the ordinary course of business.

In addition to the exceptions immediately above, we and our subsidiaries may engage in a sale-leaseback transaction if its attributable indebtedness plus the aggregate amount of our then outstanding debt, excluding the senior debt securities, secured by liens (which are not permitted under “—Limitation on Liens” above) on our principal properties does not exceed 10% of our consolidated net tangible assets.

Conversion Rights

The senior debt securities of any series may be convertible into shares of our common stock or preferred stock on the terms and conditions described in an applicable prospectus supplement.

Events of Default, Notice and Waiver

Unless otherwise provided in the applicable prospectus supplement, the following are events of default under the indentures for the senior debt securities:

•	failure to pay principal of or premium, if any, when due;

•	failure, continuing for 30 days, to pay interest when due;

•	failure, continuing for 30 days, to deposit any sinking fund payment when due;

•	failure to comply with the merger, consolidation or sale of assets provisions of the indenture;

•	failure to perform any other covenant made by us in the indenture, other than a covenant included in the indenture for the benefit of another series of senior debt securities, that continues for 30 days after written notice as provided in the indenture;

•	payment default, or other default resulting in acceleration of other indebtedness for money borrowed in an aggregate principal amount greater than $50,000,000;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default as may be specified for the senior debt securities of an applicable series.

If any event of default described in the penultimate bullet point above occurs, then each outstanding series of senior debt securities will become due and payable automatically. If any other event of default on any outstanding series of senior debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series, may declare the principal amount of all the senior debt securities of that series, to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in principal amount of the outstanding senior debt securities of that series may, under certain circumstances, rescind that acceleration. Depending on the terms of our other indebtedness outstanding from time to time, an event of default under senior debt securities may give rise to cross defaults on our other indebtedness.

Within 60 days after the occurrence of a default under any series of senior debt securities, the trustee is obligated to give the holders of that series notice of all uncured and unwaived defaults known to it. Except in the case of a payment default, the trustee need not provide a notice of default if directors of XTO Energy or the trustee in good faith determine that withholding the notice is in the interest of those holders. In the case of a payment default under other indebtedness for money borrowed exceeding $50,000,000, however, notice will not be given until at least 60 days after the occurrence of that payment default.

The trustee is required, in case of an event of default, to exercise its rights and powers under the indenture and to use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of the person’s own affairs. The holders of a majority in principal amount of the outstanding senior debt securities of any series have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee. Subject to the duty of the trustee to act with the requisite standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the senior debt securities unless they have offered to the trustee reasonable security or indemnity.

No holder of a senior debt security of any series will have any right to institute any proceeding, except a suit to enforce payment of interest and principal then due, for any other remedy or otherwise under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in principal amount of the applicable series of senior debt securities have made written request to the trustee to institute the proceeding and have offered the trustee reasonable indemnity in its compliance with the request;

•	the trustee failed to institute the requested proceeding for 60 days after receipt of the written request; and

•	the trustee did not receive during that 60-day period inconsistent directions from holders of a majority in principal amount of the applicable series.

The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default except a default in the payment of principal of or premium or interest on any senior debt security or a provision which cannot be modified or amended without the consent of the holder of each outstanding senior debt security affected.

Each quarter we are required to furnish to the trustee a statement as to the performance by us of our obligations under the indenture and as to any default in that performance.

Modification

We and the trustee may make modifications and amendments to the indenture with the consent of the holders of a majority in principal amount of the outstanding senior debt securities of each series affected by the modification or amendment. However, none of the following modifications or amendments may be made without the consent of the holder of each outstanding senior debt security affected:

•	change the stated maturity date of the principal of or any installment of interest on any senior debt security;

•	reduce the principal amount of or the premium or interest on any senior debt security;

•	change the currency of payment of principal of or premium or interest on any senior debt security;

•	impair the right to institute suit for the enforcement of any payment on any senior debt security;

•	reduce the percentage in principal amount of outstanding senior debt securities required to consent to a modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding senior debt securities required to waive compliance with certain provisions of the indenture or waiver of certain defaults; or

•	modify, other than as permitted, any provision of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants.

We and the trustee may, without the consent of any holders of senior debt securities, modify the indenture to, among other things:

•	add additional covenants;

•	add additional events of default;

•	secure the senior debt securities;

•	provide for uncertificated senior debt securities in addition to or in place of certificated securities; and

•	cure ambiguities or inconsistencies in the indenture so long as the modification does not adversely affect the interests of the holders of outstanding senior debt securities in any material respect.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into another entity, or convey, transfer or lease substantially all of our assets to any entity or affiliated group unless:

•	either we are the surviving person in the merger or the other person who survives the merger or consolidation or who acquires or leases substantially all of our assets is a corporation, limited liability company or limited partnership organized under the laws of any United States jurisdiction and assumes by supplemental indenture our obligations under the senior debt securities and the indenture; and

•	after giving effect to the transaction, no event of default, or event that could become an event of default, has occurred and is continuing.

In connection with the transaction we will supply an officer’s certificate and legal opinion required by the indenture. When a successor entity complies with these provisions, we will (except in the case of a lease) be relieved of our obligations under the indenture and the senior debt securities.

Defeasance

Unless otherwise provided in the applicable prospectus supplement, if we deposit with the trustee funds or government obligations sufficient to make payments on any series of senior debt securities on the dates those payments are due and satisfy other specified conditions, then, at our option, either of the following will occur:

•	we will be discharged from our obligations under the senior debt securities of the series except for certain obligations to register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust; or

•	we will be released from our obligations to comply with certain covenants relating to the series, including those described above under “—Certain Covenants” above.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of senior debt securities to recognize income, gain or loss for federal income tax purposes. If we elect the first alternative above, that opinion of counsel must be based upon a ruling from the IRS or a change in law.

In the event we deposit money or government obligations to defease subordinated debt securities, the money or government obligations so deposited will not be subject to the subordination provision of the indenture for those securities. In that instance, the subordinated debt securities will not be subordinated in right of payment to the holders of senior indebtedness to the extent of the money or government obligations deposited for the defeasance.

Form, Exchange, Registration and Transfer

Senior debt securities will be issuable in definitive, registered form. They may also be issued in temporary or permanent global form. See “—Global Securities” below.

Senior debt securities of any series will be exchangeable for other senior debt securities of the same series and of the same aggregate principal amount in different authorized denominations.

Senior debt securities of any series may be presented for exchange as provided above, and may be presented for registration of transfer with the form of transfer duly executed, at the office of the trustee, who is acting as the security registrar, or at the office of any other security registrar designated by us for a series of debt securities and referred to in an applicable prospectus supplement. The exchange or transfer will be made without service charge upon payment of any taxes and other governmental charges as described in the indenture, and upon the satisfaction of the security registrar with the documents of title and identity of the person making the request. We may at any time rescind the designation of any registrar or approve a change in the location through which any registrar acts.

We will not be required to register the transfer or exchange of the senior debt security of any series between the record date of any interest payment for that series and the following payment date. In the event of any partial redemption of any series of senior debt securities, we will not be required to:

•	issue, register the transfer of or exchange debt securities of the series during a period beginning at the opening of business 15 days prior to the mailing of a notice of the redemption and ending on the close of business on the day of mailing the notice; or

•	register the transfer of or exchange any senior debt security called for redemption, except the unredeemed portion of the security being redeemed in part.

Global Securities

We may issue senior debt securities of a series in whole or in part in the form of one or more fully registered global certificates that we will deposit with a depository, which will be The Depository Trust Company or another depositary identified in a prospectus supplement. Unless and until it is exchanged in whole or in part for the individual senior debt securities it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee of the depositary to the depositary or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depository arrangement for a series of senior debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depository arrangements.

Upon issuance of a global security representing offered securities, the depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual senior debt securities represented by that global security to the accounts of participants that have accounts with the depositary. Those accounts will be designated by the dealers, underwriters or agents selling the securities or by us if we sell them directly. Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. Ownership by participants of beneficial interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee. Ownership of beneficial interests by persons other than participants will be shown on the records of participants. The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global security.

As long as the depositary or its nominee is the registered owner of a global security, the depositary or its nominee will be considered, for all purposes under the indenture, the sole owner and holder of the related senior debt securities. Except as described below, owners of beneficial interests in a global security:

•	do not have the securities registered in their names;

•	do not receive physical delivery of any securities in definitive form; and

•	are not considered the owners or holders under the indenture relating to those securities.

We will make payments relating to senior debt securities represented by a global security to the depositary or its nominee as the registered owner of the global security representing those securities. We expect that the depositary or its nominee, upon receipt of any payments relating to a global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts in “street name,” and will be the responsibility of the participants. We will not have any responsibility or liability for:

•	any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security;

•	maintaining, supervising or reviewing any records relating to any beneficial ownership interests in a global security;

•	any other aspect of the relationship between the depositary and its participants; or

•	the relationship between the participants and the owners of beneficial interests in a global security.

Any holder of a beneficial interest in a global security may exchange that interest for a certificated senior debt security of the corresponding series by having the depositary so instruct the trustee or other custodian of the global security. All securities of any series represented by a global security will be exchanged for certificated securities in definitive form if:

•	the depositary notifies us that it is unwilling or unable to continue as depository for the global security and we fail to appoint a successor depositary within 90 days;

•	we decide at any time not to have the securities of that series represented by a global security and so notify the trustee; or

•	an event of default has occurred and is continuing for the senior debt securities of that series and the depositary requests that definitive securities be issued.

In the event of such an exchange, we will issue certificated senior debt securities in authorized denominations and registered in the names directed by the depositary.

Payment and Paying Agents

Unless otherwise indicated in a prospectus supplement, payment of principal of and premium and interest on a series of senior debt securities will be made in the designated currency or currency unit at the office of the paying agent or paying agents as we may designate from time to time. At our option, payment of any interest may instead be made by check mailed to the address of the registered holder appearing in the security register. Unless otherwise indicated in a prospectus supplement, payment of any installment of interest will be made to the person who is the registered holder at the close of business on the applicable regular record date.

Unless otherwise indicated in a prospectus supplement, the corporate trust office of the trustee in the Borough of Manhattan, in New York City will be designated as our paying agent for payments relating to senior debt securities. Any other paying agents in the United States initially designated by us for senior debt securities will be named in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each designated place of payment for each series of senior debt securities.

All moneys we pay to a paying agent for the payment of principal of and any premium or interest on any senior debt security which remain unclaimed at the end of two years after becoming due and payable will, subject to applicable abandoned property laws, be repaid to us, and the holder of that debt security will look only to us for payment.

Notices

Notices to holders of senior debt securities will be given by mail to the addresses appearing in the security register.

The Trustee

The applicable prospectus supplement will specify the trustee under the indenture. The indenture contains limitations on the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on property received on any of those claims, as security or otherwise. The trustee may engage in other transactions, except that, if it acquires any conflicting interest, it must eliminate that conflict or resign.

Governing Law

The indenture and the senior debt securities are governed by and construed under New York law except to the extent that the Trust Indenture Act is applicable.

PROVISIONS APPLICABLE TO SUBORDINATED DEBT SECURITIES

This section summarizes the general terms of the subordinated debt securities we may offer from time to time. The prospectus supplement relating to any particular subordinated debt securities offered will describe the specific terms of the series of subordinated debt securities, which may be in addition to or different from the general terms summarized in this section.

Subordinated debt securities may be issued from time to time in one or more series under an indenture between XTO Energy and a trustee that is named in a prospectus supplement. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summary of the provisions of the indenture and the subordinated debt securities is not meant to be a complete description of all their terms and is qualified in its entirety by reference to the indenture.

General

The subordinated debt securities will be unsecured and will rank junior and be subordinate in right of payment to all of our senior indebtedness. The indenture does not limit the amount of subordinated debt securities that may be issued under the indenture, and we may issue subordinated debt securities in one or more series in principal amounts as we authorize from time to time.

Each prospectus supplement will describe the terms of any series of subordinated debt securities that we offer. The terms and provisions of the subordinated debt securities will be substantially similar to the terms and provisions of the senior debt securities summarized above except as described in this section. See “—PROVISIONS APPLICABLE TO SENIOR DEBT SECURITIES” for a summary of those provisions. The subordinated debt securities will not be subject to any sinking fund provision.

Subordination

The payment of the principal of and premium, if any, and interest on the subordinated debt securities is subordinated in right of payment to the prior payment in full of all senior indebtedness, whether now outstanding or incurred in the future. The indenture does not limit the amount of senior indebtedness that we may incur in the future. Upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshaling of assets and liabilities or any bankruptcy, insolvency, receivership, liquidation, reorganization or similar proceedings, the holders of all senior indebtedness will first be entitled to receive any payment in full of, or satisfactory provision for, all amounts due before the holders of subordinated debt securities will be entitled to receive any payments.

In the event of a default in the payment of principal of, premium, if any, or interest on any senior indebtedness, no payment may be made on account of the subordinated debt securities until the default has been cured or the senior indebtedness has been paid in full. During the period of a default, other than a payment default, on any senior indebtedness that permits the acceleration of maturity, upon notice from the trustee or holders of that senior indebtedness, no payment may be made on account of the subordinated debt securities until the earlier of 179 days following that notice, the curing of the default or rescission of the notice. Our failure to make any payment when due on the subordinated debt securities after any applicable grace period, including because of a default on senior indebtedness, will constitute a default on the subordinated debt securities and entitle acceleration of their maturity.

The subordination rights of holders of senior indebtedness will not be prejudiced or impaired by any acts or failures to act by us or by any holder of senior indebtedness. In certain circumstances the holders of subordinated debt securities will be subrogated to some of the rights of the holders of senior indebtedness upon payment in full of all senior indebtedness.

By reason of subordination, in the event of our insolvency, the holders of senior indebtedness, as well as our other creditors who are holders of indebtedness that is not subordinated to the senior indebtedness, may recover more, ratably, than the holders of the subordinated debt securities. Holders of senior subordinated debt securities may recover more, ratably, than holders of subordinated debt securities.

The term “senior indebtedness” means all indebtedness described below, including principal, premium, if any, and interest, including interest accruing after the filing of a petition in bankruptcy, whether incurred before, on or after the date of issuance of any subordinated debt securities, unless that indebtedness by its terms provides that it is subordinate in right of payment to or equal with the subordinated debt securities. Senior indebtedness excludes, however, any tax liability and any of our indebtedness to our subsidiaries or affiliates or their subsidiaries.

The term “indebtedness” means all obligations:

•	of ours for borrowed money or the deferred purchase price of property or services, excluding accounts payable or other obligations arising in the ordinary course of business, but including letters of credit, bankers’ acceptances or other similar credit transactions;

•	of ours evidenced by bonds, notes, debentures or similar instruments;

•	of ours under conditional sales or other title retention agreements;

•	of ours under capitalized leases;

•	of ours that is characterized in the indenture as attributable indebtedness under sale-leaseback transactions;

•	of other persons of the types referred to above as well as all dividends of other persons, in either case the payment of which is secured by any lien on our assets;

•	under our guarantees of these types of indebtedness;

•	of ours under interest rate swap obligations and foreign currency and commodity hedges; and

•	described in the prospectus supplement relating to the series of subordinated debt securities.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement will state the approximate aggregate principal amount of senior indebtedness outstanding as of a recent date.

DESCRIPTION OF PREFERRED STOCK

This section summarizes the general terms of the preferred stock that we may offer. The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the preferred stock and is subject to and qualified in its entirety by reference to all the provisions of our restated certificate of incorporation, the certificate of designation relating to the applicable series of preferred stock and the Delaware General Corporation Law. The certificate of designation will be filed as an exhibit to or incorporated by reference in the registration statement.

Our restated certificate of incorporation authorizes us to issue 25,000,000 shares of preferred stock, par value of $.01 per share. There were no shares of preferred stock outstanding on February 10, 2005. We may issue preferred stock from time to time in one or more classes or series with such rights and preferences, including voting, dividend and conversion rights and other terms, as our board of directors may establish without any further authorization by the stockholders.

The preferred stock that we may offer will be issued in one or more classes or series. The prospectus supplement relating to the particular class or series of preferred stock will describe the specific terms of the class or series, including:

•	the designation and stated value, if any, per share and the number of shares offered;

•	the amount of liquidation preference per share and any priority relative to any other class or series of preferred stock or common stock;

•	the initial public offering price at which shares will be issued;

•	the dividend rate (or method of calculation), the dates on which dividends will be payable and the dates from which dividends will commence to cumulate, if any;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights;

•	any voting rights; and

•	any other rights, preferences, privileges, limitations and restrictions.

General

The holders of preferred stock will have no preemptive rights. Upon issuance against full payment of the purchase price, the preferred stock will be fully paid and non-assessable. Unless otherwise provided in the prospectus supplement relating to the particular class or series, the preferred stock will have the rights described below.

Dividends

The preferred stock will be preferred over any class or series of common stock as to payment of dividends. Before we can declare, pay or set apart for payment any dividends or distributions, other than dividends or distributions payable in common stock, on the common stock, we will pay dividends to the holders of shares of each class and series of preferred stock entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. For each class or series of preferred stock, the dividends on each share of the class or series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

Liquidation

The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each class and series of preferred stock will be entitled to be paid the amount stated in the applicable prospectus supplement upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock. If upon any liquidation, dissolution or winding up, our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, unless otherwise described in a prospectus supplement, our entire remaining net assets will be distributed among the holders of each class and series of preferred stock in amounts proportional to the full amounts to which the holders of each class and series are entitled.

Redemption or Conversion

The shares of any class or series of preferred stock will be redeemable or will be convertible into shares of common stock or any other class or series of preferred stock to the extent described in the prospectus supplement relating to the series.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 500,000,000 shares of common stock, par value $.01 per share. As of January 31, 2005, there were 261,369,532 shares of common stock issued (including 937,700 shares held in our treasury).

Our restated certificate of incorporation permits us to issue common stock divided into classes and series, and to designate for each class or series the rights, preferences and restrictions of that class or series, including voting rights and dividend and liquidation preferences. We do not intend to issue common stock in any class or series other than the currently issued common stock. This section summarizes the general terms of our currently issued common stock. The prospectus supplement relating to the common stock offered will state the number of shares offered, the initial offering price and market price, dividend information and any other relevant information. The summary in this section and in the prospectus supplement does not describe every aspect of the common stock and is subject to and qualified in its entirety by reference to all the provisions of our restated certificate of incorporation and bylaws and the Delaware General Corporation Law.

General

All shares of common stock have equal rights to participate in dividends and, in the event of liquidation, assets available for distribution to stockholders, subject to any preference of the preferred stock. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Voting rights for the election of directors are non-cumulative. Shares of common stock carry no conversion, preemptive or subscription rights and are not subject to redemption. All outstanding shares of common stock are, and any shares of common stock issued upon conversion of any convertible securities will be, fully paid and non-assessable. We may pay dividends on the common stock when, as and if declared by our board of directors. Dividends may be declared in the discretion of the board of directors from funds legally available, subject to any restrictions under agreements related to our indebtedness.

The outstanding shares of common stock are listed on the New York Stock Exchange and trade under the symbol “XTO.” The transfer agent, registrar and dividend disbursement agent for the common stock is Mellon Investor Services LLC.

Preferred Share Purchase Rights

Each share of common stock will be issued with one preferred share purchase right until the earliest of the time the rights become exercisable, expire or are redeemed. In general, after the rights become exercisable, each right entitles the holder to purchase at a specified exercise price one one-thousandth of a share of Series A Junior Participating Preferred Stock. Initially the rights will not be exercisable and will trade with, and will not be separable from, the common stock. The rights will only become exercisable after the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (b) 10 business days (or a later date as determined by our board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock. If XTO Energy were acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power were sold, proper provision would be made so that each right would entitle its holder to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the right. If any person or group were to acquire beneficial ownership of 15% or more of the outstanding common stock, each right would entitle its holder, other than the acquiring person whose rights would become void, to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock having a market value on the date of that 15% acquisition of twice the exercise price of the right.

Our board of directors may at its option, at any time after a 15% acquisition but prior to the acquisition of more than 50% of the outstanding common stock, exchange all or part of the then outstanding and exercisable rights, other than those held by the acquiring person whose rights would become void, for common stock or preferred stock. The exchange rate per right would be one share of common stock or an amount of preferred stock having a market value equal to one share of common stock. The board of directors may, at any time prior to a 15% acquisition, redeem all, but not part, of the rights at a redemption price of $.01 per right, effective at the time, on the basis and with whatever conditions the board of directors may establish.

Until the rights are no longer redeemable, we may amend the rights in any manner other than to change the redemption price. After the rights are no longer redeemable, we may amend the rights in any manner that does not adversely affect the holders of the rights. The rights will expire on August 25, 2008.

The foregoing summary of the rights is not complete and is subject to the more complete description in our Registration Statement on Form 8-A, filed (under our previous name, Cross Timbers Oil Company) with the Securities and Exchange Commission on September 8, 1998, and to the Rights Agreement, dated as of August 25, 1998, between us and ChaseMellon Shareholders Services, LLC, predecessor to Mellon Investor Services LLC, as rights agent.

Matters Which May Inhibit a Change of Control

Our bylaws provide for a classified board of directors divided into three classes with each director serving a three-year term. The classified board provision and the preferred share purchase rights described above may have the effect of discouraging take-over attempts and could delay or prevent a change of control of XTO Energy.

DESCRIPTION OF WARRANTS

The following is a description of the general terms and provisions of the warrants. The particular terms of any series of warrants will be described in a prospectus supplement. If so indicated in a prospectus supplement, the terms of that series may differ from the terms set forth below.

General

We may issue warrants to purchase debt securities, preferred stock or common stock. Warrants may be issued independently or together with any debt securities, preferred stock or common stock and may be attached to or separate from the debt securities, preferred stock or common stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

You should review the applicable prospectus supplement for the specific terms of any warrants that may be offered including the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, aggregate principal amount, denominations and terms of the debt securities purchasable upon exercise of a warrant to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

•	the designation, stated value, terms (including liquidation, dividend, conversion and voting rights), number of shares and purchase price per share of the class or series of preferred stock purchasable upon the exercise of warrants to purchase shares of preferred stock;

•	the number of shares and the purchase price per share of common stock purchasable upon the exercise of warrants to purchase shares of common stock;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	if applicable, the minimum or maximum number of warrants that may be exercised at any one time;

•	information relating to book-entry procedures, if any;

•	if applicable, a discussion of material United States federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

PLAN OF DISTRIBUTION

We may sell debt securities, common stock, preferred stock and warrants in one or more of the following ways from time to time:

•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

The offered securities may be distributed periodically in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

In connection with the sale of securities, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters or agents may sell securities to or through dealers. Those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

The prospectus supplement will describe the terms of the offering of the securities, including:

•	the purchase price of the securities and the sales proceeds to us;

•	the name or names of any underwriters or agents;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If one or more underwriters are used in the offer and sale of securities, we will execute an underwriting agreement with the underwriters at the time of sale of the securities to the underwriters, and we will provide in the prospectus supplement the names of the underwriters and the principal terms of the underwriting agreement.

Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters and agents may be entitled under agreements entered into with us to indemnification and contribution by us for certain civil liabilities, including liabilities under the Securities Act.

Underwriters and agents and/or their affiliates may engage in transactions with or perform services for us and our affiliates in the ordinary course of business.

Except for our common stock, which is listed on the New York Stock Exchange, each offering of securities will be a new issue of securities and will have no established trading market. Any common stock sold will be listed on the New York Stock Exchange subject to official notice of issuance. Other securities may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

VALIDITY OF OFFERED SECURITIES

The validity of the offered securities will be passed upon for us by Kelly, Hart & Hallman, P.C., Fort Worth, Texas, and for the underwriters or agents, if any, by a firm named in the prospectus supplement relating to the particular security.

EXPERTS

Our audited financial statements as of and for the years ended December 31, 2002 and 2003, incorporated by reference in this prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report relating to those financial statements, and are incorporated by reference in this prospectus in reliance upon their authority as experts in accounting and auditing. Any future audited financial statements and the reports with respect to those audited financial statements of our independent registered public accounting firm hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the authority of that firm as experts in accounting and auditing to the extent it has audited those financial statements and consented to the use of their reports with respect to those audited financial statements.

Our consolidated financial statements as of and for the year ended December 31, 2001, incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report relating to those financial statements, and are incorporated herein in reliance upon the authority of that firm as experts in accounting and auditing. Subsequent to Arthur Andersen’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC, and has liquidated its business. As a result, it is impossible to obtain Arthur Andersen’s consent to the incorporation by reference of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation by reference of their reports in this prospectus, you would not be able to recover against Arthur Andersen for its liability under Section 11 of the Securities Act in the event of any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report. Future estimates of oil and natural gas reserves and related information hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the reports of the firm examining such oil and gas reserves and related information and upon the authority of that firm as experts regarding the matters contained in their reports, to the extent the firm has consented to the use of their reports.

$400,000,000

5.30% Senior Notes due 2015

PROSPECTUS SUPPLEMENT

April 6, 2005

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

BNP PARIBAS

CITIGROUP

JPMORGAN

UBS INVESTMENT BANK

CALYON SECURITIES (USA)

HARRIS NESBITT

JEFFERIES & COMPANY, INC.

SUNTRUST ROBINSON HUMPHREY

WACHOVIA SECURITIES